IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2019 and for the nine and three-month period ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 76, beginning on July 1st, 2018.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: August 7, 2017.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up nominal value (in millions of Ps.): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 359,102,219 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 62.4% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid up nominal value (in millions of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	579

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
CODM	Chief operating decision maker
CPF	Collective Promotion Funds
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
Efanur	Efanur S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2018
HASA	Hoteles Argentinos S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDBT	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum presumed income tax
NCN	Non-convertible Notes
New Lipstick	New Lipstick LLC
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate LTD
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
Tyrus	Tyrus S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2019 and June 30, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
	Note	03.31.2019	06.30.2018
ASSETS
Non-current assets
Investment properties	8	242,673	231,649
Property, plant and equipment	9	22,262	20,219
Trading properties	10, 21	2,972	9,464
Intangible assets	11	17,841	17,645
Other assets		24	269
Investments in associates and joint ventures	7	31,911	36,884
Deferred income tax assets	18	414	509
Income tax and MPIT credit		347	591
Restricted assets	12	4,058	2,909
Trade and other receivables	13	15,113	11,587
Investments in financial assets	12	3,040	2,441
Financial assets held for sale	12	6,696	11,083
Derivative financial instruments	12	95	-
Total non-current assets		347,446	345,250
Current assets
Trading properties	10, 21	3,263	4,661
Inventories	21	1,227	897
Restricted assets	12	5,085	6,041
Income tax and MPIT credit		484	566
Group of assets held for sale	27	8,737	7,389
Trade and other receivables	13	22,534	21,275
Investments in financial assets	12	32,076	36,276
Financial assets held for sale	12	9,513	6,356
Derivative financial instruments	12	98	124
Cash and cash equivalents	12	61,357	53,106
Total current assets		144,374	136,691
TOTAL ASSETS		491,820	481,941
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		45,303	56,107
Non-controlling interest		54,179	53,218
TOTAL SHAREHOLDERS’ EQUITY		99,482	109,325
LIABILITIES
Non-current liabilities
Borrowings	16	268,138	257,647
Deferred income tax liabilities	18	35,845	37,775
Trade and other payables	15	4,431	5,145
Provisions	17	6,100	5,051
Employee benefits		121	157
Derivative financial instruments	12	550	34
Salaries and social security liabilities		98	95
Total non-current liabilities		315,283	305,904
Current liabilities
Trade and other payables	15	18,623	20,972
Borrowings	16	48,040	36,411
Provisions	17	1,671	1,499
Group of liabilities held for sale	27	5,395	4,615
Salaries and social security liabilities		2,024	2,213
Income tax and MPIT liabilities		1,208	744
Derivative financial instruments	12	94	258
Total current liabilities		77,055	66,712
TOTAL LIABILITIES		392,338	372,616
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		491,820	481,941

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Alejandro G. Elsztain Vice President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2019 and 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine month		Three month
	Note	03.31.2019	03.31.2018	03.31.2019	03.31.2018
Revenues	19	48,168	39,319	17,045	12,826
Costs	20, 21	(28,746)	(22,489)	(10,568)	(7,506)
Gross profit		19,422	16,830	6,477	5,320
Net (loss) / gain from fair value adjustment of investment properties	8	(4,674)	7,973	1,411	(3,421)
General and administrative expenses	20	(5,433)	(4,790)	(1,873)	(1,732)
Selling expenses	20	(6,031)	(5,661)	(2,153)	(1,990)
Other operating results, net	22	30	1,170	(357)	(35)
Profit from operations		3,314	15,522	3,505	(1,858)
Share of loss of associates and joint ventures	7	(1,213)	107	(426)	(6)
Profit / (loss) before financial results and income tax		2,101	15,629	3,079	(1,864)
Finance income	23	2,055	803	897	113
Finance costs	23	(14,666)	(13,801)	(4,584)	(3,014)
Other financial results	23	81	1,618	(1,273)	475
Inflation adjustment		(560)	(391)	(128)	(183)
Financial results, net		(13,090)	(11,771)	(5,088)	(2,609)
(Loss) / profit before income tax		(10,989)	3,858	(2,009)	(4,473)
Income tax expense	18	1,615	4,681	(484)	923
(Loss) / profit for the period from continuing operations		(9,374)	8,539	(2,493)	(3,550)
Profit for the period from discontinued operations	28	309	1,924	(491)	483
(Loss) / profit for the period		(9,065)	10,463	(2,984)	(3,067)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		2,983	(4,000)	2,618	(509)
Share of other comprehensive income / (loss) of associates and joint ventures		648	(3,338)	790	(1,535)
Change in the fair value of hedging instruments net of income taxes		36	15	5	15
Items that may not be reclassified subsequently to profit or loss, net of income tax:		-	-	-	-
Actuarial loss from defined contribution plans		(10)	(204)	(10)	(124)
Other comprehensive income / (loss) for the period from continuing operations		3,657	(7,527)	3,403	(2,153)
Other comprehensive income for the period from discontinued operations		259	1,864	241	1,419
Total other comprehensive income / (loss) for the period		3,916	(5,663)	3,644	(734)
Total comprehensive (loss) / income for the period		(5,149)	4,800	660	(3,801)

Total comprehensive (loss) / income from continuing operations		(5,717)	1,012	910	(5,702)
Total comprehensive income from discontinued operations		568	3,788	(250)	1,901
Total comprehensive (loss) / income for the period		(5,149)	4,800	660	(3,801)

(Loss) / profit for the period attributable to:
Equity holders of the parent		(8,801)	8,381	(2,916)	(2,517)
Non-controlling interest		(264)	2,082	(68)	(550)

(Loss) / profit from continuing operations attributable to:
Equity holders of the parent		(9,149)	7,595	(2,446)	(2,550)
Non-controlling interest		(225)	944	(47)	(1,000)

Total comprehensive (Loss) / income attributable to:
Equity holders of the parent		(8,321)	5,011	(2,227)	(4,042)
Non-controlling interest		3,172	(211)	2,887	241

Total comprehensive (Loss) / income from continuing operations attributable to:
Equity holders of the parent		(8,927)	2,385	(1,996)	(5,616)
Non-controlling interest		3,210	(1,373)	2,906	(86)

(Loss) / profit per share attributable to equity holders of the parent:
Basic		(15.31)	14.58	(5.07)	(4.38)
Diluted		(15.31)	14.48	(5.07)	(4.38)

(Loss) / profit per share from continuing operations attributable to equity holders of the parent:
Basic		(15.91)	13.21	(3.47)	(9.76)
Diluted		(15.91)	13.12	(3.47)	(9.76)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Alejandro G. Elsztain Vice President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2018	575	4	8,453	9,306	50	310	6,017	3,141	28,251	56,107	53,218	109,325
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(211)	(211)	(5)	(216)
Restated balance as of July 1, 2018	575	4	8,453	9,306	50	310	6,017	3,141	28,040	55,896	53,213	109,109
Loss for the period	-	-	-	-	-	-	-	-	(8,801)	(8,801)	(264)	(9,065)
Other comprehensive income for the period	-	-	-	-	-	-	-	480	-	480	3,436	3,916
Total profit and other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	480	(8,801)	(8,321)	3,172	(5,149)
Incorporation by biussness combination	-	-	-	-	-	-	-	-	-	-	(10)	(10)
Appropriation of retained earnings approved by Shareholders’ meeting held on 10.29.18	-	-	-	-	-	-	-	41,887	(41,887)	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	-	-	32	32
Dividends distribution to non-controlling interest in subsidiaries	-	-	-	-	-	-	-	-	(1,672)	(1,672)	(2,119)	(3,791)
Changes in non-controlling interest	-	-	-	-	-	-	-	(600)	-	(600)	(109)	(709)
Balance as of March 31, 2019	575	4	8,453	9,306	50	310	6,017	44,908	(24,320)	45,303	54,179	99,482

(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2)
Related to CNV General Resolution N° 609/12.
(3)
Group´s other reserves for the period ended March 31, 2019 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Revaluation surplus	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Total Other reserves
Balance as of July 1, 2018	(117)	(2,500)	144	1,083	693	67	67	3,834	(199)	69	3,141
Other comprehensive profit / (loss) for the period	-	-	-	-	565	(54)	10	-	(41)	-	480
Total comprehensive loss for the period	-	-	-	-	565	(54)	10	-	(41)	-	480
Appropriation of retained earnings approved by Shareholders’ meeting held on 10.29.18	-	-	-	-	-	-	-	41,887	-	-	41,887
Share-based compensation	1	-	(1)	-	-	-	-	-	-	-	-
Changes in non-controlling interest	-	(600)	-	-	-	-	-	-	-	-	(600)
Balance as of March 31, 2019	(116)	(3,100)	143	1,083	1,258	13	77	45,721	(240)	69	44,908

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Alejandro G. Elsztain Vice President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2017	575	5	8,450	9,306	48	310	6,017	4,316	20,924	49,951	40,910	90,861
Profit for the period	-	-	-	-	-	-	-	-	8,381	8,381	2,082	10,463
Other comprehensive loss for the period	-	-	-	-	-	-	-	(3,370)	-	(3,370)	(2,293)	(5,663)
Total profit / (loss) and other comprehensive income for the period	-	-	-	-	-	-	-	(3,370)	8,381	5,011	(211)	4,800
Appropriation of retained earnings approved by Shareholders’ meeting held on 10.31.17	-	-	-	-	-	-	-	3,835	(3,835)	-	-	-
Distribution to legal reserve	-	-	-	-	-	-	-	-	(2,417)	(2,417)	-	(2,417)
Share-based compensation	-	-	-	-	2	-	-	(34)	-	(32)	71	39
Issuance of capital	-	-	-	-	-	-	-	-	-	-	3	3
Changes in non-controlling interest	-	-	-	-	-	-	-	(2,265)	-	(2,265)	5,836	3,571
Dividends distribution to non-controlling interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	(2,265)	(2,265)
Balance as of March 31, 2018	575	5	8,450	9,306	50	310	6,017	2,482	23,053	50,248	44,344	94,592

(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2)
Related to CNV General Resolution N° 609/12.
(3)
Group’s other reserves for the period ended March 31, 2018 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Total Other reserves
Balance as of July 1, 2017	(121)	342	147	1,083	2,789	35	-	(27)	68	4,316
Other comprehensive loss for the period	-	-	-	-	(3,242)	-	-	(128)	-	(3,370)
Total comprehensive loss for the period	-	-	-	-	(3,242)	-	-	(128)	-	(3,370)
Appropriation of retained earnings approved by Shareholders’ meeting held on 10.31.17	-	-	-	-	-	-	3,835	-	-	3,835
Share-based compensation	2	-	(36)	-	-	-	-	-	-	(34)
Changes in non-controlling interest	-	(2,265)	-	-	-	-	-	-	-	(2,265)
Balance as of March 31, 2018	(119)	(1,923)	111	1,083	(453)	35	3,835	(155)	68	2,482

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Alejandro G. Elsztain Vice President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2019 and 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2019	03.31.2018
Operating activities:
Net cash generated from continuing operating activities before income tax paid	14	11,824	9,385
Income tax and MPIT paid		(671)	(1,386)
Net cash generated from continuing operating activities		11,153	7,999
Net cash generated from discontinued operating activities		579	438
Net cash generated from operating activities		11,732	8,437
Investing activities:
Decrease of interest in associates and joint ventures		18	34
Acquisition, improvements and advance payments for the development of investment properties		(4,548)	(3,878)
Decrease in cash due to deconsolidation of subsidiary		(60)	-
Acquisition of subsidiaries, net of cash acquired		-	20
Proceeds from sales of investment properties		2,010	927
Acquisitions and improvements of property, plant and equipment		(2,680)	(4,415)
Acquisitions of intangible assets		(1,941)	(1,194)
Proceeds from sales of property, plant and equipment		10	63
Acquisitions of subsidiaries, net of cash acquired		(22)	(1,108)
Net increase of restricted deposits		(510)	(1,268)
Dividends collected from associates and joint ventures		244	194
Proceeds from sales of interest held in associates and joint ventures		5,271	426
Proceeds from loans granted		152	1,042
Payment of acquisition of non controlling interest		(542)	-
Acquisitions of investments in financial assets		(18,919)	(26,967)
Proceeds from disposal of investments in financial assets		28,176	21,564
Interest received from financial assets		829	633
Dividends received		48	71
Payment for other assets acquisition		-	(190)
Loans granted to related parties		(120)	(605)
Loans granted		(84)	(178)
Net cash generated from / (used in) continuing investing activities		7,332	(14,829)
Net cash used in discontinued investing activities		(213)	(169)
Net cash generated from / (used in) investing activities		7,119	(14,998)
Financing activities:
Borrowings and issuance of non-convertible notes		32,132	36,234
Payment of borrowings and non-convertible notes		(26,276)	(20,022)
(Payment) / collections of short term loans, net		(179)	407
Interests paid		(11,673)	(9,444)
Issuance of capital in subsidiaries		-	(96)
Repurchase of non-convertible notes		(3,776)	-
Capital contributions from non-controlling interest in subsidiaries		1,465	630
Acquisition of non-controlling interest in subsidiaries		(3,678)	(1,040)
Proceeds from sales of non-controlling interest in subsidiaries		9	5,671
Loans received from associates and joint ventures, net		167	-
Payment of borrowings to related parties		(4)	-
Proceeds for issue of shares and other equity instrument in subsidiaries		-	25
Dividends paid		(92)	(2,358)
Dividends paid to non-controlling interest in subsidiaries		(383)	(669)
Proceeds from derivative financial instruments, net		5	(7)
Net cash generated from continuing financing activities		(12,283)	9,331
Net cash generated from /(used in) discontinued financing activities		52	(152)
Net cash generated from financing activities		(12,231)	9,179
Net increase in cash and cash equivalents from continuing activities		6,202	2,502
Net increase in cash and cash equivalents from discontinued activities		418	118
Net increase in cash and cash equivalents		6,620	2,620
Cash and cash equivalents at beginning of period	13	53,106	45,792
Cash and cash equivalents reclassified as held-for-sale		(426)	(302)
Foreign exchange gain on cash and changes in fair value of cash equivalents		2,166	2,971
Inflation adjustment		(109)	(53)
Cash and cash equivalents at end of period	13	61,357	51,028

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Alejandro G. Elsztain Vice President II Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on May 10, 2019.

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company and IFIS Limited is our ultimate parent company.

The Group has established two Operations Centers, Argentina and Israel, to manage its global business, mainly through the following companies:

  (*) See note 4.G. to the Annual Financial Statements for more information about the changes within the Operations Center in Israel.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

The CNV, in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these financial statements, the Group has made use of the option provided by IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2018.

The management of the Group has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N° 622/13 has been included. This information is included in a note to these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the FACPCE based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

-
Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
-
Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
-
All items in the statement of income are restated applying the relevant conversion factors.
-
The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net, in the item “Inflation adjustment”.
-
Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:
-
Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
-
The resulting amount was included in the “Capital adjustment” account.
-
Other comprehensive income / (loss) was restated as from each accounting allocation.
-
The other reserves in the statement of income were restated as of the initial application date, i.e., June 30, 2016.

IRSA Inversiones y Representaciones Sociedad Anónima

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements except for what it’s mentioned in Note 2.1 to the present Financial Statements.

As described in Note 2.2 to the Annual Financial Statements, the Group adopted IFRS 15 “Revenues from contracts with customers” and IFRS 9 “Financial instruments” in the present fiscal year using the cumulative effect approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning of the period, and the comparative figures have not been modified due to this adoption.

The main changes are the following:

IFRS 15: Revenues from contracts with customers

The standard introduces a new five-step model for recognizing revenue from contracts with customers:
1.
Identifying the contract with the customer.
2.
Identifying separate performance obligations in the contract.
3.
Determining the transaction price.
4.
Allocating the transaction price to separate performance obligations.
5.
Recognizing revenue when the performance obligations are satisfied.

IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for receivables or other assets not measured at fair value. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an allowance for impairment will be recorded in the amount of expected credit losses resulting from the possible non- compliance events within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase and the amount of the expected losses should be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new liability, the new cash flows must be discounted at the original effective interest rate, recording the impact of the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability in net income.

The effect on the income statement for the nine-month period ended March 31, 2019 for the first implementation of IFRS 15 is as follows:
	Nine month
	03.31.2019
	According to previous standards	Implementation of IFRS 15	Current statement of income
Revenues	46,375	1,793	48,168
Costs	(27,800)	(946)	(28,746)
Gross profit	18,575	847	19,422
Net gain from fair value adjustment of investment properties	(4,674)	-	(4,674)
General and administrative expenses	(5,433)	-	(5,433)
Selling expenses	(6,906)	875	(6,031)
Other operating results, net	30	-	30
Profit from operations	1,592	1,722	3,314
Share of profit of associates and joint ventures	(1,159)	(54)	(1,213)
Profit before financial results and income tax	433	1,668	2,101
Finance income	2,055	-	2,055
Finance costs	(14,655)	(11)	(14,666)
Other financial results	81	-	81
Inflation adjustment	(560)		(560)
Financial results, net	(13,079)	(11)	(13,090)
Income before income tax	(12,646)	1,657	(10,989)
Income tax expense	1,728	(113)	1,615
Income for the period from continuing operations	(10,918)	1,544	(9,374)
Loss for the period from discontinued operations	309	-	309
Profit for the period	(10,609)	1,544	(9,065)

IRSA Inversiones y Representaciones Sociedad Anónima

The effect on the retained earnings as of July 1, 2018 for the first implementation of IFRS 9 and 15 is as follows:

	07.01.2018
	Implementation of IFRS 15	Implementation of IFRS 9	Total
ASSETS
Non- Current Assets
Trading properties	(4,438)	-	(4,438)
Investments in associates and joint ventures	158	(257)	(99)
Deferred income tax assets	(229)	-	(229)
Trade and other receivables	707	(125)	582
Total Non-Current Assets	(3,802)	(382)	(4,184)
Current Assets
Trading properties	(1,043)	-	(1,043)
Trade and other receivables	416	88	504
Total Current Assets	(627)	88	(539)
TOTAL ASSETS	(4,429)	(294)	(4,723)
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Retained earnings	142	(353)	(211)
Total capital and reserves attributable to equity holders of the parent	142	(353)	(211)
Non-controlling interest	185	(190)	(5)
TOTAL SHAREHOLDERS’ EQUITY	327	(543)	(216)
LIABILITIES
Non-Current Liabilities
Trade and other payables	(1,924)	-	(1,924)
Borrowings	-	280	280
Deferred income tax liabilities	(53)	(112)	(165)
Total Non-Current Liabilities	(1,977)	168	(1,809)
Current Liabilities
Trade and other payables	(2,779)	-	(2,779)
Borrowings	-	81	81
Total Current Liabilities	(2,779)	81	(2,698)
TOTAL LIABILITIES	(4,756)	249	(4,507)
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	(4,429)	(294)	(4,723)

2.3.
Comparability of information

Balance items as of June 30, 2018 and March 31, 2018 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in Shufersal. See note 4.G. to the Annual Financial Statements.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

IRSA Inversiones y Representaciones Sociedad Anónima

Operations Center in Israel

The results of operations of telecommunications and tourism are usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the nine-month period ended March 31, 2019 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2018, are detailed in Note 4 to the Annual Financial Statements.

Operations Center in Argentina

Dividend distribution

On October 29, 2018 the Shareholder’s meeting was held, whereby the distribution of a dividend in kind for an equivalent of Ps. 1,412 payable in shares of IRSA CP was resolved. For the distribution, the value of IRSA CP share was taken as of October 26, 2018, which was Ps. 220 per share. The number of shares distributed amounted to 6,418,182. This transaction was accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps. 780, restated as of the date of these financial statements.

Sale of Tarshop

On February 14, 2019, IRSA CP sold its entire stake in Tarshop to BHSA. With this acquisition BHSA became the holder of 100% of the capital of said company. The price of the operation was established at USD 0.1, which have already been received.

The parties agreed that the seller will be entitled to a variable compensation, if the buyer, in a period not exceeding 2 years, sell all or part of the participation to a third party.

The result transcended to third parties for this transaction was approximately Ps. 115.

Purchase of equity interest in HASA (owner of Libertador Hotel)

On February 28, 2019, the Group reported acquired, from an unrelated third party, the twenty percent (20%) of HASA for an amount of USD 1.2 . As a result of this acquisition, IRSA holds 100% of HASA's share capital. This transaction was accounted for as an equity transaction generating a decrease in the net equity attributable to the controlling shareholders by Ps. 2 restated to these financial statements.

Operations Center in Israel

A)
Possible sale of a subsidiary of IDB Tourism

On August 14, 2018, the Board of Directors of IDB Tourism approved its engagement in a memorandum of understanding for the sale of 50% of the issued share capital of a company which manages the incoming tourism operation which is held by Israir for a total consideration of NIS 26 million (approximately Ps. 260 as of the date of the transaction). This transaction does not change the intentions of selling the whole investment in IDBT, which the management of the company expects to complete before June 2019.

IRSA Inversiones y Representaciones Sociedad Anónima

B)
Partial sale of Clal

On January 2, 2019 and August 30, 2018 continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD has sold 4.5% and 5% respectively of its stake in Clal through a swap transactions in the same conditions that applied to the swap transactions described in Note 4 to the Annual Consolidated Financial Statements. The consideration was set at an amount of approximately NIS 300 million (equivalent to approximately Ps. 3,036 as of the transaction date). After the completion of the transactions, IDBD’s interest in Clal was reduced to 25.3% of its share capital. (See note 30).

Additionally, on January 2, 2019 the swap transaction was completed with respect to 555,788 shares of Clal, which constitute 1% of the issued capital of Clal. It is hereby clarified that the terms of the swap transaction will remain in effect with respect to the balance of shares of Clal which are the subject of the swap transaction, which constitute approximately 29% of the issued capital of Clal as of the date of these financial statements (See note 30).

C)
Agreement to sell plot of land in USA

In August 2018, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of US$ 18 million (approximately Ps. 739 as of the date of issuance of these financial statements). The same has already been concrete.

D)
Interest increase in DIC

On July 5, 2018 Tyrus acquired 2,062,000 of DIC’s shares in the market for a total amount of NIS 20 million (equivalent to Ps. 227 as of that date), which represent 1.35% of the Company’s outstanding shares at such date. As a result of this transaction, the Group’s equity interest has increased from 76.57% to 77.92%. This transaction was accounted for as an equity transaction generating an increase in the net equity attributable to the controlling shareholders by Ps. 14 restated to these financial statements.

E)
Sale of Shufersal shares

On November 27, 2018, DIC sold 7.5% of the total shares of Shufersal to institutional investors for a consideration of NIS 416 million (approximately Ps. 4,166 as of the date of the transaction). After this transaction, the group holding went down to 26,02% approximately.

F)
Sale of real estate

In October 2018, a subsidiary of Ispro signed an agreement for the sale of all of its rights in real estate area of approximately 29 dunams (equivalent to 1 hectare), in which there are 12,700 square meters in the northern industrial zone in Yavneh for NIS 86 million, (equivalent to Ps. 3,483 at the date of the transaction). The same has already been concrete.

G)
Increase in participation in PBC

In December 2018 and February 2019, DIC acquired an additional 4.38% of PBC in the market for NIS 81 million (equivalent to Ps. 823 as of the date of each transaction). The present transactions were accounted for as equity transactions, generating an increase in net equity attributable to the controlling company for Ps. 58 restated as of the date of these financial statements.

H)
Repurchase of own shares by DIC

In December 2018, DIC's Board of Directors approved a plan to buy back DIC shares, for a period of one year, until December 2019 amounting up to NIS 120 million (approximately Ps.1,432 as of the date of these financial statements). Acquisition of securities shall be carried out in accordance with market opportunities, dates, prices and quantities, as determined by the management of DIC, in such a way that in any event, the public holdings shall be, at any time, at least 10.1% of the total issued share capital of DIC.

IRSA Inversiones y Representaciones Sociedad Anónima

Since December 2018 as of the date of these financial statements, DIC acquired 12.2 million shares for a total amount of NIS 119 million (approximately Ps. 1,169 as of the date of each transaction). Additionally, in December 2018, minority shareholders of DIC exercised DIC Series 6 options for an amount of NIS 9 million (approximately Ps. 100 as of that date).

As a result of the operations described above, the participation of Dolphin IL in DIC increased aproximately by 5.4%. The present transactions were accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps. 76, restated as of the date of these financial statements.

I)
Increase in participation in Cellcom

In December 2018, Discount Investment exercised 1.5 million options (Series 1) of Cellcom held by it in the amount of NIS 31 million (approximately Ps. 302 as of that date). In addition, in December 2018 and February 2019, DIC acquired shares of Cellcom at a cost of NIS 19 million (approximately Ps. 205 at the date of each transaction). As a result of the exercise of the options and the acquisition, the share of DIC in Cellcom increased by 0.9%. The present transactions were accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for
Ps. 102, restated as of the date of these financial statements.

J)
Increase in participation in Elron

In November and December 2018 DIC acquired an additional 9.2% of Elron in the market for NIS 31 million (equivalent to Ps. 311 as of that date). This transaction was accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps. 25, restated as of the date of these financial statements.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2018 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment information

As explained in Note 6 to the Annual Financial Statements, the Group reports its financial performance separately in two Operations Centers. As described in Note 4.G. to the Annual Financial Statements, the Group lost control of Shufersal as of June 30, 2018 and has reclassified its results to discontinued operations. Segment information for the period ended March 31, 2018 has been recast for the purposes of comparability with the present period.

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended March 31, 2019 and 2018:

IRSA Inversiones y Representaciones Sociedad Anónima

	Nine months ended March 31, 2019
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	7,536	38,885	46,421	(45)	1,803	(11)	48,168
Costs	(1,492)	(25,403)	(26,895)	31	(1,882)	-	(28,746)
Gross profit / (loss)	6,044	13,482	19,526	(14)	(79)	(11)	19,422
Net (loss) / gain from fair value adjustment of investment properties	(5,860)	1,248	(4,612)	(62)	-	-	(4,674)
General and administrative expenses	(1,307)	(4,151)	(5,458)	9	-	16	(5,433)
Selling expenses	(521)	(5,513)	(6,034)	3	-	-	(6,031)
Other operating results, net	(438)	351	(87)	122	-	(5)	30
(Loss) / profit from operations	(2,082)	5,417	3,335	58	(79)	-	3,314
Share of (loss) of associates and joint ventures	(872)	(263)	(1,135)	(78)	-	-	(1,213)
Segment (loss) / profit	(2,954)	5,154	2,200	(20)	(79)	-	2,101
Reportable assets	92,880	377,927	470,807	(508)	-	21,521	491,820
Reportable liabilities	-	(327,827)	(327,827)	-	-	(64,511)	(392,338)
Net reportable assets	92,880	50,100	142,980	(508)	-	(42,990)	99,482

	Nine Monts ended March 31, 2018
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	6,779	30,455	37,234	(66)	2,160	(9)	39,319
Costs	(1,415)	(18,906)	(20,321)	39	(2,207)	-	(22,489)
Gross profit / (loss)	5,364	11,549	16,913	(27)	(47)	(9)	16,830
Net gain from fair value adjustment of investment properties	5,911	2,118	8,029	(56)	-	-	7,973
General and administrative expenses	(1,127)	(3,700)	(4,827)	25	-	12	(4,790)
Selling expenses	(511)	(5,160)	(5,671)	10	-	-	(5,661)
Other operating results, net	(134)	1,282	1,148	25	-	(3)	1,170
Profit / (loss) from operations	9,503	6,089	15,592	(23)	(47)	-	15,522
Share of profit / (loss) of associates and joint ventures	285	(416)	(131)	238	-	-	107
Segment profit / (loss)	9,788	5,673	15,461	215	(47)	-	15,629
Reportable assets	93,980	326,048	420,028	(73)	-	17,601	437,556
Reportable liabilities	-	(288,428)	(288,428)	-	-	(53,444)	(341,872)
Net reportable assets	93,980	37,620	131,600	(73)	-	(35,843)	95,684

(1)
Represents the equity value of joint ventures that were proportionately consolidated for the segment information.
(2)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 4,081 as of March 31, 2019.

Below is a summarized analysis of the business unit of the Group’s Operations Center in Argentina for the periods ended March 31, 2019 and 2018:

	Nine months ended March 31, 2019
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	4,256	1,038	625	1,539	7	-	71	7,536
Costs	(349)	(45)	(253)	(768)	(3)	-	(74)	(1,492)
Gross profit / (loss)	3,907	993	372	771	4	-	(3)	6,044
Net (loss) / gain from fair value adjustment of investment properties	(10,204)	3,189	1,257	-	3	-	(105)	(5,860)
General and administrative expenses	(464)	(106)	(120)	(239)	(56)	(265)	(57)	(1,307)
Selling expenses	(287)	(47)	(24)	(154)	-	-	(9)	(521)
Other operating results, net	(64)	(16)	(148)	25	(6)	-	(229)	(438)
(Loss) / profit from operations	(7,112)	4,013	1,337	403	(55)	(265)	(403)	(2,082)
Share of profit of associates and joint ventures	-	-	(20)	-	(360)	-	(492)	(872)
Segment (loss) / profit	(7,112)	4,013	1,317	403	(415)	(265)	(895)	(2,954)

Investment properties and trading properties	47,829	22,895	18,074	-	64	-	751	89,613
Investment in associates and joint ventures	-	-	267	-	(3,045)	-	4,182	1,404
Other operating assets	200	107	117	1,252	129	-	58	1,863
Operating assets	48,029	23,002	18,458	1,252	(2,852)	-	4,991	92,880

IRSA Inversiones y Representaciones Sociedad Anónima

For the nine-month period ended March 31, 2019, the net loss from the fair value adjustment of investment property amounted to Ps. (5,860), and it was generated by:
1. Shopping Malls Segment
The net result of shopping malls was affected by:
a) an increase of 98 basis points, originated mainly by a rise in the country risk component of the discount rate WACC seeks to discount the flow of funds basis points in the discount rate, representing a decrease of Ps. 5,408 in the value of shopping Malls;
b) negative result of Ps. 2,591 million due to a decrease due to the conversion to USD of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow
c) positive impact of Ps. 14,886 million as a result of the conversion to pesos of the value of shopping malls in dollars based on the exchange rate at the end of the period (depreciation of the Argentine peso of 50% against the dollar).
2. “Offices", "Sales and developments" and "Others" segments
The net result of the properties included in these segments increased during the nine-month period to March 31, 2019, mainly as a result of the impact of the depreciation of the Argentine peso by 50% and of the additions that occurred during the period.
3. Additionally due to the impact of the inflation adjustment Ps. 29,402 were reclassified to “inflation adjustment”.

	Nine months ended March 31, 2018
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	4,761	636	132	1,239	-	-	11	6,779
Costs	(407)	(45)	(88)	(830)	-	-	(45)	(1,415)
Gross profit / (loss)	4,354	591	44	409	-	-	(34)	5,364
Net gain / (loss) from fair value adjustment of investment properties	5,463	98	365	-	-	-	(15)	5,911
General and administrative expenses	(393)	(102)	(91)	(260)	(70)	(189)	(22)	(1,127)
Selling expenses	(293)	(50)	(26)	(139)	-	-	(3)	(511)
Other operating results, net	(65)	(6)	(39)	(14)	(25)	-	15	(134)
Profit / (loss) from operations	9,066	531	253	(4)	(95)	(189)	(59)	9,503
Share of profit of associates and joint ventures	-	-	(11)	-	14	-	282	285
Segment profit / (loss)	9,066	531	242	(4)	(81)	(189)	223	9,788

Investment properties and trading properties	58,784	14,659	11,353	-	-	-	463	85,259
Investment in associates and joint ventures	-	-	274	-	1,023	-	5,552	6,849
Other operating assets	181	116	118	1,326	94	-	37	1,872
Operating assets	58,965	14,775	11,745	1,326	1,117	-	6,052	93,980

.
Below is a summarized analysis of the business unit of the Group’s Operations Center in Israel for the periods ended March 31, 2019 and 2018:

	Nine months ended March 31, 2019
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	10,621	-	27,134	-	-	1,130	38,885
Costs	(4,787)	-	(20,140)	-	-	(476)	(25,403)
Gross profit	5,834	-	6,994	-	-	654	13,482
Net gain from fair value adjustment of investment properties	1,248	-	-	-	-	-	1,248
General and administrative expenses	(527)	-	(2,374)	-	(511)	(739)	(4,151)
Selling expenses	(198)	-	(5,089)	-	-	(226)	(5,513)
Other operating results, net	-	-	-	-	218	133	351
Profit / (loss) from operations	6,357	-	(469)	-	(293)	(178)	5,417
Share of (loss) / profit of associates and joint ventures	(154)	340	-	-	-	(449)	(263)
Segment profit / (loss)	6,203	340	(469)	-	(293)	(627)	5,154

Operating assets	207,825	15,934	81,568	16,209	30,968	25,423	377,927
Operating liabilities	(161,409)	-	(64,287)	-	(89,883)	(12,248)	(327,827)
Operating assets (liabilities), net	46,416	15,934	17,281	16,209	(58,915)	13,175	50,100

IRSA Inversiones y Representaciones Sociedad Anónima

	Nine months ended March 31, 2018
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	6,111	-	23,595	-	-	749	30,455
Costs	(1,940)	-	(16,660)	-	-	(306)	(18,906)
Gross profit	4,171	-	6,935	-	-	443	11,549
Net gain from fair value adjustment of investment properties	2,118	-	-	-	-	-	2,118
General and administrative expenses	(440)	-	(2,256)	-	(447)	(557)	(3,700)
Selling expenses	(128)	-	(4,843)	-	-	(189)	(5,160)
Other operating results, net	214	-	251	-	706	111	1,282
Profit / (loss) from operations	5,935	-	87	-	259	(192)	6,089
Share of profit of associates and joint ventures	(68)	-	-	-	-	(348)	(416)
Segment profit	5,867	-	87	-	259	(540)	5,673

Operating assets	142,571	65,536	51,548	17,415	24,702	24,276	326,048
Operating liabilities	(111,808)	(47,529)	(40,606)	-	(75,329)	(13,156)	(288,428)
Operating assets (liabilities), net	30,763	18,007	10,942	17,415	(50,627)	11,120	37,620

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the nine -month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	March 31, 2019	June 30, 2018
Beginning of the period / year	33,395	16,077
Adjustment previous periods (IFRS 9 and 15)	(99)	-
Increase in equity interest in associates and joint ventures	346	525
Issuance of capital and contributions	25	256
Capital reduction	(389)	(470)
Decrease of interest in associate	(4,610)	(481)
Share of profit / (loss)	(1,213)	(2,236)
Transfer to borrowings to associates	-	(302)
Currency translation adjustment	1,453	1,931
Incorporation of deconsolidated subsidiary, net	-	18,735
Dividends (i)	(984)	(484)
Distribution for associate liquidation	-	(102)
Reclassification to held-for-sale	-	(78)
Others	(94)	24
End of the period / year (ii)	27,830	33,395

(i)
See Note 24.
(ii)
As of March 31, 2019 and June 30, 2018 includes Ps. (4,067) of New Lipstick and Ps. (14) of Puerto Retiro and as of the June 30, 2018 Ps. (3,489) of New Lipstick, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 17).

Name of the entity	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	March 31, 2019	June 30, 2018	March 31, 2019	June 30, 2018	March 31, 2019	March 31, 2018
Associates
New Lipstick (1)	49.96%	49.90%	(4,067)	(3,489)	(577)	(6)
Tarshop (2)	N/A	20.00%	N/A	176	N/A	(9)
BHSA	29.91%	29.91%	3,930	4,668	(533)	348
Condor	18.89%	18.90%	996	992	68	11
PBEL	45.00%	45.00%	1,492	1,493	120	1,280
Shufersal	26.02%	33.56%	15,934	18,734	1,416	N/A
Other associates	N/A	N/A	2,350	3,027	(302)	(2,031)
Joint ventures
Quality	50.00%	50.00%	1,609	1,523	61	118
La Rural SA	50.00%	50.00%	25	249	53	(9)
Mehadrin	45.41%	45.41%	3,056	3,233	(116)	2,130
Other joint ventures	N/A	N/A	2,505	2,789	50	(2,289)
Total associates and joint ventures			27,830	33,395	240	(457)

IRSA Inversiones y Representaciones Sociedad Anónima

(1)
On March 4th 2019, Metropolitan a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, for an amount of USD 11 plus a contingent amount over the option price on part of the parcel of the land where the Lipstick building is built. The debt is due on April 30, 2021. Metropolitan decided to not exercise the option to purchase a part of the parcel of land where the Lipstick Building was built in New York City. The period available for IRSA to exercise such purchase option expired on April 30, 2019. Metropolitan's decision to not exercise this option does not constitute an event of default under any agreement or other undertaking to which Metropolitan or any of its affiliates is a party.
(2)
See Note 4. Sale of Tarshop.

Below is additional information about the Group’s investments in associates and joint ventures:

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	N/A	(*) (24)	(*) (202)
BHSA	Argentina	Financial	448,689,072	(***) 1.500	(***) 37	(***) 9.906
Condor	EE.UU.	Hotel	2,245,100	N/A	(*) (1)	(*) 108
PBEL	India	Real estate	450	(**) 1	(**) (18)	(**) (520)
Shufersal	Israel	Retail	79,282,087	(**) 242	(**) 198	(**) 1.796
Other associates				N/A	N/A	N/A
Joint ventures
Quality	Argentina	Real estate	120,827,022	280	121	3,189
La Rural SA	Argentina	Organization of events	714,498	1	49	195
Mehadrin	Israel	Agriculture	1,509,889	(**) 3	(**) (35)	(**) 544
Other joint ventures			-	N/A	N/A	N/A

(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Information as of March 31, 2019 according to BCRA's standards.

Puerto Retiro (joint venture):

At present, this 8.3 hectare plot of land, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

The Company was involved in a judicial bankruptcy action brought by the National Government, to which this Board of Directors is totally alien. Management and legal counsel of the Company believe that there are sufficient legal and technical arguments to consider that the petition for extension of the bankruptcy case will be dismissed by the court. However, in view of the current status of the action, its result cannot be predicted.

Moreover, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code of Argentina. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. Puerto Retiro has presented the allegation on the merit of the evidence, highlighting that the current shareholders of Puerto Retiro did not participate in any of the suspected acts in the criminal case since they acquired the shares for consideration and in good faith several years after the facts told in the process. Likewise, it was emphasized that the company Puerto Retiro is foreign to the bidding / privatization carried out for the sale of Tandanor shares. The dictation of the sentence is expected. On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the president of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (“decomiso”) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court`s judgement will be read on November 11, 2018. From that moment, all the parties were able to present the appeals. Given this fact, an extraordinary appeal was filed, which was rejected, and as a result, a complaint was filed for a rejected appeal, which was granted. Consequently, the appeal is under study in the Supreme Court of Justice of the Nation.

IRSA Inversiones y Representaciones Sociedad Anónima

In the criminal action, the claimant reported the violation by Puerto Retiro of the injunction ordered by the criminal court consisting in an order to stay (“prohibición de innovar”) and not to contract with respect to the property disputed in the civil action. As a result of this complaint, the Federal Oral Court No. 5 formed an incident and ordered and executed the closure of the property where the lease agreements were being executed (a heliport and a mooring), in order to enforce compliance with the measure before mentioned. As a result of this circumstance, it was learned that the proceedings were turned over to the Criminal Chamber for the allocation of the court to investigate the possible commission of a crime of disobedience. As of the date of issuance of these financial statements there has been no news about the progress of this cause

Faced with the evolution of the legal cases that affect it and based on the reports of its legal advisors, Puerto Retiro Management has decided to register an allowance equivalent to 100% of the book value of its investment property, without prejudice to reverse it when a favorable ruling is obtained in the interposed actions.

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Nine months ended March 31, 2019				Year ended June 30, 2018
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	201,780	17,858	12,011	231,649	184,146
Additions	835	345	3,661	4,841	5,272
Capitalized finance costs	-	-	28	28	122
Capitalized leasing costs	9	-	-	9	33
Amortization of capitalized leasing costs (i)	(7)	-	-	(7)	(7)
Transfers	1,683	(524)	(1,159)	-	-
Transfers to / from property, plant and equipment	(13)	-	-	(13)	2,475
Transfers to / from trading properties	-	(69)	616	547	363
Transfers to assets held-for-sale	-	-	-	-	(741)
Assets incorporated by business combination	-	-	-	-	169
Deconsolidation	-	-	-	-	(6,613)
Disposals	(899)	(1,464)	-	(2,363)	(784)
Currency translation adjustment	11,466	189	1,001	12,656	31,412
Net gain from fair value adjustment	(9,290)	1,062	3,554	(4,674)	15,802
Fair value at the end of the period / year	205,564	17,397	19,712	242,673	231,649

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 20).

The following amounts have been recognized in the Statements of Income:
	03.31.2019	03.31.2018
Rental and services income	14,481	13,294
Direct operating expenses	(3,843)	(3,714)
Development expenditures	(3,309)	(944)
Net realized gain from fair value adjustment of investment properties	521	579
Net unrealized gain from fair value adjustment of investment properties	(5,195)	7,126

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Company has reassessed the assumptions at the end of the period, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

IRSA Inversiones y Representaciones Sociedad Anónima

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:
	Nine month ended March 31, 2019					Year ended June 30, 2018
	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total	Total
Costs	6,635	1,485	55,882	6,533	70,535	99,415
Accumulated depreciation	(3,966)	(998)	(42,196)	(3,156)	(50,316)	(48,257)
Net book amount at the beginning of the period / year	2,669	487	13,686	3,377	20,219	51,158
Additions	91	33	2,310	1,180	3,614	6,451
Disposals	-	(1)	(17)	-	(18)	(234)
Deconsolidation	-	-	-	-	-	(41,271)
Impairment / recovery	-	-	-	-	-	(113)
Assets incorporated by business combinations	-	-	-	-	-	(933)
Currency translation adjustment	73	24	924	305	1,326	13,251
Transfers from / to investment properties	13	-	-	-	13	(2,281)
Depreciation charges (i)	(210)	(40)	(1,804)	(838)	(2,892)	(5,809)
Balances at the end of the period / year	2,636	503	15,099	4,024	22,262	20,219
Costs	6,750	1,546	60,110	7,330	75,736	70,535
Accumulated depreciation	(4,114)	(1,043)	(45,011)	(3,306)	(53,474)	(50,316)
Net book amount at the end of the period / year	2,636	503	15,099	4,024	22,262	20,219

(i)
As of March 31, 2019, depreciation charges of property, plant and equipment were recognized as follows: Ps. 2,565 in "Costs", Ps. 267 in "General and administrative expenses" and Ps. 60 in "Selling expenses", respectively in the Statement of Income (Note 20).

10.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Nine month ended March 31, 2019				Year ended June 30, 2018
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	3,744	7,852	2,529	14,125	11,262
Adjustment previous periods (IFRS 15)	(997)	(4,484)	-	(5,481)	-
Additions	-	2,497	9	2,506	3,108
Assets incorporated by business combinations	-	-	-	-	-
Currency translation adjustment	(282)	(53)	11	(324)	2,804
Transfers	2,250	(1,919)	(331)	-	-
Transfers from intangible assets	1	-	-	1	26
Transfers to investment properties	-	(547)	-	(547)	(363)
Capitalized finance costs	-	67	-	67	16
Disposals	(3,270)	(842)	-	(4,112)	(2,728)
End of the period / year	1,446	2,571	2,218	6,235	14,125
Non-current				2,972	9,464
Current				3,263	4,661
Total				6,235	14,125

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Nine month ended March 31, 2019							Year ended June 30, 2018
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total	Total
Costs	4,434	4,649	6,220	9,854	4,439	4,110	33,706	32,745
Accumulated amortization	-	(269)	(4,547)	(6,580)	(2,067)	(2,598)	(16,061)	(10,983)
Net book amount at the beginning of the period / year	4,434	4,380	1,673	3,274	2,372	1,512	17,645	21,762
Additions	-	-	-	10	688	1,038	1,736	1,066
Disposals	-	-	-	-	(30)	-	(30)	-
Deconsolidation	-	-	-	-	-	-	-	(10,370)
Impairment	(118)	-	-	-	-	-	(118)	-
Transfers to trading properties	-	-	-	-	-	(1)	(1)	(26)
Assets incorporated by business combination	-	-	-	-	44	-	44	1,689
Currency translation adjustment	283	263	82	24	143	192	987	6,804
Amortization charges (i)	-	(58)	(108)	(888)	(629)	(739)	(2,422)	(3,280)
Balances at the end of the period / year	4,599	4,585	1,647	2,420	2,588	2,002	17,841	17,645
Costs	4,599	4,912	6,624	14,189	4,327	5,643	40,294	33,706
Accumulated amortization	-	(327)	(4,977)	(11,769)	(1,739)	(3,641)	(22,453)	(16,061)
Net book amount at the end of the period / year	4,599	4,585	1,647	2,420	2,588	2,002	17,841	17,645

(i) As of March 31, 2019, amortization charges were recognized in the amount of Ps. 687 in "Costs", Ps. 627 in "General and administrative expenses" and
Ps. 1,108 in "Selling expenses", in the Statement of Income (Note 20).

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy see Note 14 to the Annual Financial Statements. Financial assets and financial liabilities as of March 31, 2019 are as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
March 31, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	31,713	-	-	-	31,713	7,846	39,559
Investments in financial assets:
- Public companies’ securities	-	-	-	198	198	-	198
- Private companies’ securities	-	-	-	1,946	1,946	-	1,946
- Deposits	3,497	-	-	-	3,497	-	3,497
- Bonds	-	-	656	-	656	-	656
- Convertible Notes	-	-	-	1,012	1,012	-	1,012
- Investments in financial assets with quotation	-	27,807	-	-	27,807	-	27,807
Derivative financial instruments:
- Foreign-currency future contracts	-	-	182	-	182	-	182
- Others	-	-	11	-	11	-	11
Restricted assets (i)	9,143	-	-	-	9,143	-	9,143
Financial assets held for sale:
- Clal	-	16,209	-	-	16,209	-	16,209
Cash and cash equivalents:
- Cash at bank and on hand	7,580	-	-	-	7,580	-	7,580
- Short-term investments	52,253	1,524	-	-	53,777	-	53,777
Total assets	104,186	45,540	849	3,156	153,731	7,846	161,577

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
March 31, 2019
Liabilities as per Statement of Financial Position
Trade and other payables	18,339	-	-	-	18,339	4,715	23,054
Borrowings (excluding finance leases)	316,162	-	-	-	316,162	-	316,162
Derivative financial instruments:
- Swaps	-	-	584	-	584	-	584
- Others	-	-	-	48	48	-	48
- Forwards	-	-	12	-	12	-	12
Total liabilities	334,501	-	596	48	335,145	4,715	339,860

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2018 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2018
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	26,548	-	-	-	26,548	7,461	34,009
Investments in financial assets:
- Public companies’ securities	-	-	-	192	192	-	192
- Private companies’ securities	-	-	-	1,662	1,662	-	1,662
- Deposits	1,987	-	-	-	1,987	-	1,987
- Bonds	14	-	719	-	733	-	733
- Convertible Notes	-	-	-	1,129	1,129	-	1,129
- Investments in financial assets with quotation	-	33,014	-	-	33,014	-	33,014
Derivative financial instruments:
- Foreign-currency future contracts	-	-	101	-	101	-	101
- Swaps	-	-	23	-	23	-	23
Restricted assets (i)	8,950	-	-	-	8,950	-	8,950
Financial assets held for sale:
- Clal	-	17,439	-	-	17,439	-	17,439
Cash and cash equivalents:
- Cash at bank and on hand	9,182	-	-	-	9,182	-	9,182
- Short term investments	40,322	3,602	-	-	43,924	-	43,924
Total assets	87,003	54,055	843	2,983	144,884	7,461	152,345

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2018
Liabilities as per Statement of Financial Position
Trade and other payables	14,892	-	-	-	14,892	11,225	26,117
Borrowings (excluding finance leases)	294,035	-	-	-	294,035	-	294,035
Derivative financial instruments:
- Foreign-currency future contracts	-	-	11	-	11	-	11
- Swaps	-	-	67	-	67	-	67
- Others	-	12	-	33	45	-	45
- Forwards	-	-	169	-	169	-	169
Total liabilities	308,927	12	247	33	309,219	11,225	320,444

(i) Corresponds to deposits in guarantee and escrows.

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 16). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

IRSA Inversiones y Representaciones Sociedad Anónima

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2018.

As of March 31, 2019, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Interest rate swaps	Cash flows - Theoretical price	Interest rate future contracts and cash flows	Level 2	-
Preferred shares of Condor	Binomial tree – Theoretical price I	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest-rate 2.9% to 3.5%
Promissory note	Discounted cash flows - Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest-rate 2.9% to 3.5%
Condor warrants	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest rate 2.9% to 3.5%
TGLT Non-Convertible Notes	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 13 Share price volatility 55% to 75% Market interest rate 8% to 9%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of March 31, 2019 and June 30, 2018:

	Investments in financial assets - Public companies’ Securities	Derivative financial instruments - Others	Investments in financial assets - Private companies’ Securities	Investments in financial assets - Convertible Notes	Total as of March 31, 2019	Total as of June 30, 2018
Balances at beginning of the period / year	192	(34)	1,750	1,042	2,950	1,910
Additions and acquisitions	-	-	110	-	110	826
Transfer to level 1	-	-	73	-	73	(179)
Currency translation adjustment	12	(4)	(9)	19	18	407
Deconsolidation	-	-	-	-	-	(185)
Write off	-	-	-	-	-	(95)
Gain / (loss) for the period / year (i)	(6)	(10)	22	(49)	(43)	266
Balances at the end of the period / year	198	(48)	1,946	1,012	3,108	2,950

(i) Included within “Financial results, net” in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Clal

As mentioned in Note 13 to the Annual Financial Statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. Following completion of the transactions mentioned in note 4 to these financial statements, IDBD’s interest in Clal was reduced to 25.3% of its share capital. (See note 30).

On March 29, 2019, the ultimate controlling shareholder of the Company has submitted to the Head of Capital Market, Insurance and Savings Authority a request for a control permit in Clal and Clal Insurance Company Ltd., a private company, approximately 99.8% of whose shares are held by Clal.

Three alternatives were submitted, the first one focused on receipt of a control permit in Clal through a special purpose vehicle to be formed by corporations controlled by the Company which would acquire the participation of IDBD in Clal. In addition, the two remaining alternatives, focuses on the method for holding Clal - holding through IDBD or through Discount Investment Corporation Ltd.

As of the date of these financial statements, no response has been received from the Capital Market, Insurance and Savings Authority Commission.

13.
Trade and other receivables

Group’s trade and other receivables as of March 31, 2019 and June 30, 2018 are as follows:

	March 31, 2019	June 30, 2018
Sale, leases and services receivables	24,595	22,390
Less: Allowance for doubtful accounts	(1,912)	(1,147)
Total trade receivables	22,683	21,243
Prepaid expenses	5,897	5,302
Borrowings, deposits and other debit balances	5,864	3,255
Advances to suppliers	829	1,048
Tax receivables	415	506
Others	1,959	1,508
Total other receivables	14,964	11,619
Total trade and other receivables	37,647	32,862
Non-current	15,113	11,587
Current	22,534	21,275
Total	37,647	32,862

Movements on the Group’s allowance for doubtful accounts were as follows:

	March 31, 2019	June 30, 2018
Beginning of the period / year	1,145	519
Adjustments previous periods (IFRS 9)	125	-
Additions	451	492
Recoveries	(39)	(44)
Currency translation adjustment	518	820
Deconsolidation	-	(209)
Receivables written off during the period/year as uncollectable	(211)	(430)
Inflation adjustment	(77)	(1)
End of the period / year	1,912	1,147

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 20).

IRSA Inversiones y Representaciones Sociedad Anónima

14.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2019 and 2018:

	Note	Nine months ended 03.31.2019	Nine months ended 03.31.2018
(Loss) / profit for the period		(9,065)	10,463
Profit for the period from discontinued operations		(309)	(1,924)
Adjustments for:
Income tax	18	(1,615)	(4,681)
Amortization and depreciation	20	5,321	4,807
Loss from disposal of property, plant and equipment		-	54
Net (loss) / gain from fair value adjustment of investment properties		4,674	(7,973)
Share-based compensation		32	65
Net gain from disposal of intangible assets		(9)	-
Goodwill impairment		118	-
Gain from disposal of subsidiary and associates		(608)	(576)
Gain from disposal of trading properties		(386)	-
Impairment of other assets		203	-
Financial results, net		12,422	10,667
Provisions and allowances		828	242
Share of profit of associates and joint ventures	7	1,213	(107)
Changes in operating assets and liabilities:
(Increase) / decrease in inventories		(239)	1,296
Decrease / (increase) in trading properties		527	(7)
Increase in restricted assets		(130)	-
Decrease in trade and other receivables		616	1,353
Decrease in trade and other payables		(1,343)	(4,424)
(Decrease) / increase in salaries and social security liabilities		(222)	378
Decrease in provisions		(204)	(248)
Net cash generated by continuing operating activities before income tax paid		11,824	9,385
Net cash generated by discontinued operating activities before income tax paid		579	438
Net cash generated by operating activities before income tax paid		12,403	9,823

The following table presents a detail of significant non-cash transactions occurred in the nine-month periods ended March 31, 2019 and 2018:

	Nine months ended 03.31.2019	Nine months ended 03.31.2018
Dividends distribution to non-controlling shareholders not yet paid	-	1,802
Increase in investment properties through an increase in trade and other payables	293	26
Decrease in investments in associates and joint ventures through a reduction in borrowings	5	6
Increase in trade and other receivables through an increase in investments in associates and joint ventures	277	120
Changes in non-controlling interest through a decrease in trade and other receivable	-	2,136
Increase of intangibles through a decrease in properties for sale	1	-
Increase in property, plant and equipment through an increase in borrowings	-	305
Increase in properties for sale through an increase in borrowings	67	9
Increase in investment properties through an increase in borrowings	28	26
Increase in associates and joint ventures through a decrease in derivative financial instruments and other receivables with related parties	-	6
Decrease in associates and joint ventures through a reduction in borrowings	-	294
Decrease in associates and joint ventures through an increase in assets destined for sale	-	68
Increase of intangibles through a decrease in properties for sale	-	34
Increase in other non-current receivables through an increase in borrowings	-	169
Decrease in trade and other receivable through an increase in investments in associates and joint ventures	5	-
Increase in property, plant and equipment through a decrease in investment property	13	-
Increase in property, plant and equipment through an increase in trade and other payables	934	-
Decrease in associates and joint ventures through an increase in trade and other receivable	740	-
Decrease in investment in associates and joint ventures, through a decrease in equity	99	-
Increase in intangible assets through an increase in trade and other payables	211	-
Increase in properties for sale through a decrease in investment properties	547	-

IRSA Inversiones y Representaciones Sociedad Anónima

15.
Trade and other payables

Group’s trade and other payables as of March 31, 2019 and June 30, 2018 were as follows:

	March 31, 2019	June 30, 2018
Trade payables	13,642	14,441
Sales, rental and services payments received in advance	2,381	4,831
Construction obligations	1,038	2,100
Accrued invoices	993	1,352
Deferred income	133	53
Total trade payables	18,187	22,777
Dividends payable to non-controlling shareholders	1,731	175
Tax payables	147	462
Construction obligations	477	741
Other payables	2,512	1,962
Total other payables	4,867	3,340
Total trade and other payables	23,054	26,117
Non-current	4,431	5,145
Current	18,623	20,972
Total	23,054	26,117

16.
Borrowings

The breakdown of the Group’s borrowings as of March 31, 2019 and June 30, 2018 was as follows:

	Total as of March 31, 2019 (ii)	Total as of June 30, 2018 (ii)	Fair value as of March 31, 2019	Fair value as of June 30, 2018
NCN	266,004	243,552	262,630	260,900
Bank loans	45,200	44,463	41,261	45,306
Bank overdrafts	755	953	671	954
Other borrowings (i)	4,219	5,090	5,768	6,776
Total borrowings	316,178	294,058	310,330	313,936
Non-current	268,138	257,647
Current	48,040	36,411
	316,178	294,058

(i) Includes finance leases in the amount of Ps. 16 and Ps. 23 as of March 31, 2019 and June 30, 2018, respectively.
(ii) Includes Ps. 279,719 and Ps. 257,272 as of March 31, 2019 and June 30, 2018, respectively, corresponding to the Operations Center in Israel.

The following table describes the Group’s issuance of debt during the present period:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest	Principal payment	Interest payment
					nominal
Cellcom	SERIES K	Jul-18	NIS 220	05/07/2026	3.55% e.a.	Annual payments since 2021	annually	(1)
Cellcom	SERIES K	Dic-18	NIS 187	05/07/2026	3.55% e.a.	Annual payments since 2021	annually
Cellcom	SERIES L	Dic-18	NIS 213	05/01/2028	2.50% e.a.	Annual payments since 2023	annually
PBC	SERIES I	jul-18	NIS 507	29/06/2029	3.95% e.a.	At expiration	quarterlyl	(1)
Gav - Yam	SERIES A	jul-18	NIS 320	31/10/2023	3.55% e.a.	Annual payments since 2021	biannually
Gav - Yam	SERIES A	Dic-18	NIS 351	31/10/2023	3.55% e.a.	Annual payments since 2021	biannually
Gav - Yam	SERIES H	sep-18	NIS 596	30/06/2034	2.55% e.a.	At expiration	annually	(1)

(1)
Corresponds to an expansion of the series.

On August 9, 2018 the Board of Directors of IDBD resolved to perform a partial prepayment of series M debentures of IDBD which took place on August 28, 2018. The partial prepayment amounted to NIS 146 million (approximately Ps. 1,491 as of the date of issuance of these financial statements) which represents a 14.02% of the remaining amount of series M debentures.

IRSA Inversiones y Representaciones Sociedad Anónima

17.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Nine month ended March 31, 2019					Year ended June 30, 2018
	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation	Other provisions	Total	Total
Beginning of period / year	1,456	3,489	236	1,369	6,550	3,323
Additions	331	383	-	155	869	3,877
Incorporated by business combination	-	-	-	-	-	17
Recovery	(70)	-	-	-	(70)	(356)
Used during the period / year	(167)	-	(10)	-	(177)	(313)
Deconsolidation	-	-	-	-	-	(656)
Inflation adjustment	(31)	-	-	-	(31)	(14)
Currency translation adjustment	117	209	13	291	630	672
End of period / year	1,636	4,081	239	1,815	7,771	6,550
Non-current					6,100	5,051
Current					1,671	1,499
Total					7,771	6,550

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to investments in New Lipstick and Puerto Retiro, companies that have negative net worth. The increases and recoveries are included in "Share of profit of associates and joint ventures ".
.
There were no significant changes to the processes mentioned in Note 18 to the Annual Financial Statements.

18.
Taxes

The details of the Group’s income tax, is as follows:

	March 31, 2019	March 31, 2018
Current income tax	(967)	(962)
Deferred income tax	2,582	5,643
Income tax from continuing operations	1,615	4,681

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2019 and 2018:

	Nine months ended March 31, 2019	Nine months ended March 31, 2018
Profit from continuing operations at tax rate applicable in the respective countries (*)	3,073	(1,203)
Permanent differences:
Share of profit of associates and joint ventures	64	(17)
Unrecognized tax loss carryforwards (i)	(1,131)	(2,002)
Changes in fair value of financial instruments	-	370
Result of exposure to permanent inflation	(405)	768
Tax rate differential	846	5,942
Non-taxable profit / (loss), non-deductible expenses and others	(832)	823
Income tax from continuing operations	1,615	4,681

(i)
 Corresponds principally to holding companies in Israel.

IRSA Inversiones y Representaciones Sociedad Anónima

The gross movement in the deferred income tax account is as follows:

	March 31, 2019	June 30, 2018
Beginning of period / year	(37,266)	(42,507)
Adjustments previous periods (IFRS 9 and 15)	(64)	-
Use of tax losses	-	4
Currency translation adjustment	(683)	(5,454)
Incorporated by business combination	-	4,247
Deferred income tax charge	2,582	6,444
End of period / year	(35,431)	(37,266)
Deferred income tax assets	414	509
Deferred income tax liabilities	(35,845)	(37,775)
Deferred income tax liabilities, net	(35,431)	(37,266)

19.
Revenues

	Nine months ended March 31, 2019	Nine months ended March 31, 2018
Income from communication services	20,479	17,528
Rental and services income	14,481	13,294
Sale of communication equipment	6,655	6,072
Sale of trading properties and developments	4,244	851
Revenue from hotels operation and tourism services	1,653	1,294
Other revenues	656	280
Total Group’s revenues	48,168	39,319

20.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of March 31, 2019	Total as of March 31, 2018
Cost of sale of goods and services	8,595	-	-	8,595	5,103
Salaries, social security costs and other personnel expenses	3,012	1,989	2,364	7,365	6,708
Depreciation and amortization	3,259	894	1,168	5,321	4,807
Fees and payments for services	2,697	1,299	88	4,084	3,367
Maintenance, security, cleaning, repairs and others	2,287	339	182	2,808	2,245
Advertising and other selling expenses	309	8	1,136	1,453	1,875
Taxes, rates and contributions	443	42	258	743	746
Interconnection and roaming expenses	2,915	-	-	2,915	2,516
Fees to other operators	4,138	-	-	4,138	2,997
Director´s fees	-	386	-	386	279
Leases and service charges	60	16	184	260	255
Allowance for doubtful accounts, net	-	9	396	405	297
Other expenses	1,031	451	255	1,737	1,745
Total as of March 31, 2019	28,746	5,433	6,031	40,210
Total as of March 31, 2018	22,489	4,790	5,661		32,940

21.
Cost of goods sold and services provided

	Total as of March 31, 2019	Total as of March 31, 2018
Inventories at the beginning of the period (*)	15,022	19,089
Adjustments previous periods (IFRS 15)	(5,480)	-
Purchases and expenses (**)	28,225	70,547
Capitalized finance costs	67	9
Currency translation adjustment	(250)	4,388
Transfers	(546)	3
Disposals	(830)	-
Transfers to investment properties	-	(746)
Inventories at the end of the period (*)	(7,462)	(17,901)
Total costs	28,746	75,389

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents the composition of the Group’s inventories as of March 31, 2019 and June 30, 2018:

	Total as of March 31, 2019	Total as of March 31, 2018
Real estate	6,263	14,161
Telecommunications	1,182	842
Others	17	19
Total inventories at the end of the period (*)	7,462	15,022

(*) Inventories includes trading properties and inventories.
(**) Includes the cost of goods sold of Shufersal, which were reclassified to discontinued operations in an amount of Ps. 52,900 for March 31, 2018.

22.
Other operating results, net

	Nine months ended March 31, 2019	Nine months ended March 31, 2018
Gain from disposal of subsidiary and associates (1)	608	576
Donations	(109)	(96)
Lawsuits and other contingencies	(37)	697
Others	(432)	(7)
Total other operating results, net	30	1,170

(1)
As of March 31, 2019 and 2018 includes the result from the sale of the Group´s equity interest in Cyber Secdo and Rimon, and Cloudyn respectively.

23.
Financial results, net

	Nine months ended March 31, 2019	Nine months ended March 31, 2018
Finance income:
- Interest income	949	920
- Foreign exchange gain	725	(216)
- Dividend income	50	99
- Other finance income	331	-
Total finance income	2,055	803
Finance costs:
- Interest expenses	(11,578)	(9,118)
- Loss on debt swap	-	(3,931)
- Foreign exchange loss	(2,815)	(353)
- Other finance costs	(368)	(421)
Subtotal finance costs	(14,761)	(13,823)
Capitalized finance costs	95	22
Total finance costs	(14,666)	(13,801)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	(328)	1,606
- Gain from derivative financial instruments, net	409	12
Total other financial results	81	1,618
- Inflation adjustment	(560)	(391)
Total financial results, net	(13,090)	(11,771)

24.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2019 and June 30, 2018:

Item	March 31, 2019	June 30, 2018
Trade and other receivables	1,305	1,064
Investments in financial assets	1,398	488
Trade and other payables	(300)	(272)
Borrowings	(52)	(13)
Total	2,351	1,267

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	March 31, 2019	June 30, 2018	Description of transaction	Item
Manibil S.A.	-	102	Contributions in advance	Trade and other receivable
New Lipstick LLC	894	832	Loans granted	Trade and other receivable
	10	10	Reimbursement of expenses receivable	Trade and other receivable
Condor	15	-	Dividends receivable	Trade and other receivable
	198	192	Public companies securities	Investment in financial assets
Puerto Retiro	14	-	Loans granted	Trade and other receivable
Lipstick management	(45)	-	Loans granted	Borrowings
LRSA	2	41	Leases and/or rights of use receivable	Trade and other receivable
	31	(1)	Reimbursement of expenses	Trade and other receivable
	1	-	Loans granted	Trade and other receivable
	277	10	Dividends receivable	Trade and other receivable
Other associates and joint ventures	1	1	Reimbursement of expenses receivable	Trade and other receivable
	(8)	(14)	Loans obtained	Borrowings
	-	(1)	Leases and/or rights of use payable	Trade and other payables
	9	6	Leases and/or rights of use receivable	Trade and other receivable
	-	1	Management fees	Trade and other receivable
	-	11	Loans granted	Trade and other receivable
	1	1	Long-term incentive plan	Trade and other receivable
	(1)	(1)	Reimbursement of expenses payable	Trade and other receivable
Total associates and joint ventures	1,399	1,190
Cresud	(52)	(23)	Reimbursement of expenses receivable	Trade and other payables
	(88)	(80)	Corporate services receivable	Trade and other payables
	1,200	296	NCN	Investment in financial assets
	6	(3)	Leases and/or rights of use receivable	Trade and other payables
	(1)	(31)	Management fee	Trade and other payables
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	1,062	155
RES LP	-	3	Reimbursement of expenses receivable	Trade and other receivable
	-	27	Dividends receivables	Trade and other receivable
Directors	(150)	(118)	Fees for services received	Trade and other payables
Others (1)	-	1	Leases and/or rights of use receivable	Trade and other receivable
	38	-	Reimbursement of expenses receivable	Trade and other receivable
	3	10	Fees receivable	Trade and other receivable
	(1)	(1)	Fees for legal services	Trade and other payables
Total directors and others	(110)	(78)
Total at the end of the period/year	2,351	1,267

(1)
It includes CAMSA, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., CAM Communication LP, Gary Gladstein and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the nine-month periods ended March 31, 2019 and 2018:

Related party	Nine months ended March 31, 2019	Nine months ended March 31, 2018	Description of transaction
BACS	26	-	Leases and/or rights of use
Manibil	19	-	Corporate services
Tarshop	26	-	Leases and/or rights of use
	1	-	Commisions
La Rural S.A.	24	-	Leases and/or rights of use
Condor	-	303	Financial operations
ISPRO - Mehadrin	-	116	Corporate services
Other associates anf joint ventures	7	(2)	Financial operations
	15	22	Leases and/or rights of use
	-	3	Corporate services
Total associates and joint ventures	118	442
Cresud	17	8	Leases and/or rights of use
	(254)	(259)	Corporate services
	327	88	Financial operations
Total parent company	90	(163)
IFISA	-	87	Financial operations
Directors	(360)	(127)	Fees and remunerations
Taaman	-	176	Corporate services
Willfood	-	207	Corporate services
Others (1)	-	6	Corporate services
	2	2	Leases and/or rights of use
	7	6	Financial operations
	(11)	(17)	Donations
	-	(5)	Legal services
Total others	(362)	335
Total at the end of the period	(154)	614

(1)
 It includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel y Viñes, Austral Gold, La Rural, New Lipstick, Condor and Fundación IRSA.

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2019 and 2018:

Related party	Nine months ended March 31, 2019	Nine months ended March 31, 2018	Description of the operation
La Rural S.A.	277	20	Dividends received
Nuevo Puerto Santa Fe S.A.	10	-	Dividends received
Condor	62	-	Dividends received
Mehadrin	61	-	Dividends received
Manaman	68	-	Dividends received
Emco	475	-	Dividends received
Nave by the sea	31	-	Dividends received
Total dividends received	984	20
Cresud	1,053	1,365	Dividends distributed
Helmir	7	8	Dividends distributed
Total dividends distributed	1,060	1,373
Manibil	-	68	Capital contributions
Quality	25	-	Capital contributions
Total capital contributions	25	68
IFISA	-	3,047	Purchase of non-controlling interest
Total other transactions	-	3,047

25.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Equity investments	Note 7 Equity interest in associates and joint ventures
Exhibit D - Other investments	Note 12 Financial instruments by category
Exhibit E - Provisions	Note 17 Provisions
Exhibit F - Cost of sales and services provided	Note 21 Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 26 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

26.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	Total as of 03.31.19	Total as of 06.30.18
Assets
Trade and other receivables
US Dollar	38	43.150	1,630	1,710
Euros	4	48.376	181	255
Receivables with related parties:
US Dollar	3	43.350	136	2,086
Total trade and other receivables			1,947	4,051
Investments in financial assets
US Dollar	80	43.150	3,472	5,112
Pounds	1	56.026	45	55
Investments with related parties:
US Dollar	-	43.350	-	488
Total investments in financial assets			3,517	5,655
Derivative financial instruments
US Dollar	1	43.150	60	46
Total Derivative financial instruments			60	46
Cash and cash equivalents
US Dollar	220	43.150	9,494	11,006
Euros	1	48.376	72	94
Total cash and cash equivalents			9,566	11,100
Total Assets			15,090	20,852

Liabilities
Trade and other payables
US Dollar	175	43.350	7,583	4,279
Euros	1	43.163	60	125
Payables to related parties:
US Dollar	(0)	43.350	(1)	36
Total Trade and other payables			7,642	4,440
Borrowings
US Dollar	814	43.350	35,285	35,618
Borrowings with related parties
US Dollar	1	43.350	45	-
Total Borrowings			35,330	35,618
Derivative financial instruments
US Dollar	1	43.350	24	-
Total derivative financial instruments			24	-
Total Liabilities			42,996	40,058

(1) Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of the corresponding in foreign currency.
(3) Exchange rates as of March 31, 2019 and June 30, 2018, respectively according to Banco Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

27.
Groups of assets and liabilities held for sale

As mentioned in Note 4.F. to the Annual Financial Statements, the Group has certain assets and liabilities classified as held for sale. The following table shows the main ones:

	March 31, 2019	June 30, 2018
Property, plant and equipment	4,524	3,839
Intangible assets	95	46
Investments in associates	155	67
Deferred income tax assets	132	147
Investment properties	1,111	741
Income tax credits	11	-
Trade and other receivables	1,683	2,055
Cash and cash equivalents	1,026	494
Total assets held-for-sale	8,737	7,389
Trade and other payables	3,187	2,785
Employee benefits	215	213
Deferred income tax liability	-	23
Borrowings	1,993	1,594
Total liabilities held-for-sale	5,395	4,615
Total net assets held-for-sale	3,342	2,774

28.
Results from discontinued operations

The results from operations of Shufersal for the period ended March 31, 2018 and the results from Israir and IDB Tourism for both periods; have been reclassified in the Statements of Income under discontinued operations.

	Nine months ended March 31, 2019	Nine months ended March 31, 2018
Revenues	10,184	79,910
Costs	(8,997)	(60,246)
Gross profit	1,187	19,664
Net gain from fair value adjustment of investment properties	-	268
General and administrative expenses	(411)	(1,401)
Selling expenses	(461)	(15,071)
Other operating results, net	(111)	(271)
Profit from operations	204	3,189
Share of profit of associates and joint ventures	40	104
Profit before financial results and income tax	244	3,293
Finance income	64	98
Finance cost	(77)	(875)
Other financial results	36	(112)
Financial results, net	23	(889)
Profit before income tax	267	2,404
Income tax	42	(480)
Profit from discontinued operations	309	1,924

(Loss) / profit for the period from discontinued operations attributable to:
Equity holders of the parent	348	786
Non-controlling interest	(39)	1,138
Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	0.61	1.37
Diluted	0.60	1.36

As of March 31, 2018, Ps. 71,469 of the total revenues from discontinued operations and Ps. 1,603 of the total profit from discontinued operations correspond to Shufersal.

29.
Other relevant events of the period

IRSA Class action

On September 10, 2018, the New York Court issued an order granting the motion to dismiss the IRSA Case in its entirety.

IRSA Inversiones y Representaciones Sociedad Anónima

On September 24, 2018, Plaintiff in the Cresud Case filed a document acknowledging that the Cresud Class Action complaint should be dismissed for the same reasons set forth in the Court’s September 10, 2018 order in the IRSA Case, subject to a right of appeal.

On October 9, 2018, the Plaintiff in the IRSA Case filed a notice of appeal to the United States Court of Appeals for the Second Circuit. On December 12, 2018, Plaintiff in the Cresud Case filed a notice of voluntary dismissal, with prejudice. On December 13, 2018, Plaintiff moved to dismiss the appeal of the IRSA Case in the Second Circuit upon agreement with IRSA and Cresud that the parties shall bear their own costs and fees in the litigation, including the appeal, and that no fees are due. Accordingly, the Second Circuit dismissed Plaintiff’s appeal on December 18, 2018.

The IRSA Case is fully and finally resolved. The Cresud Case awaits an entry of judgment by the court and the companies hold that such allegations are meritless and will continue making a strong defense in that action.

DIC class action

On October 3, 2018 it was sent an action and a motion to approve that action as a class action (jointly – the "Motion"), which had been filed with the District Court of Tel Aviv Yafo (the "Court") against the Group; against Mr. Eduardo Elsztain, the controlling person of the Company (the "Controlling Person"), who serves as chairman of the Company's board of directors; against directors serving in the Group who have an interest in the Controlling Person; and against additional directors and officers serving in the Company (all jointly – the "Respondents"), in connection with the exit of the Company's share, on February 1, 2018, from the TA 90 and TA 125 indices, whereon it had been traded on the Tel Aviv Stock Exchange Ltd. up to that date (the "Indices"), by an applicant alleging to have held the Group's shares prior to February 1, 2018.

In the Motion, the Court is requested, inter alia, to approve the action as a class action and to charge the Respondents with compensating the members of the group according to the damage caused them. The estimated amount is approximately NIS 17.6 million.

The Company believes that it acted lawfully and as required in all that pertains to the subject of the Motion, and accordingly, after having preliminarily reviewed the Group's Motion, feels that it is unfounded.

IDBD class action

On October 3, 2018, an action and a motion to approve a class action had been filed with the District Court in Tel Aviv Yafo (jointly – the "Motion"). The Motion had been filed, against the IDBD, against Dolphin IL, against Mr. Eduardo Elsztain and against the Official Receiver, and in it, the court was requested to hold that the Transaction was not in compliance with the provisions of the Centralization Law, to appoint a trustee over DIC's shares owned by the respondents and to order the payment of monetary damages to the public shareholders in DIC for the alleged preservation of the pyramidal structure in IDBD, at a scope of between NIS 58 and 73 million.

The bulk of the Applicant's allegations is that the Group continues to be the Controlling Person in DIC (potentially and effectively) even after the completion of the sale od DIC shares to DIL as described in Note 4 in the annual financial statements (the “transaction”) and that the controlling person of the IDBD (in his capacity as chairman of the board of directors and controlling person of DIC as well) had a personal interest separate from the personal interest of the minority shareholders in DIC, in the manner of implementation of the Centralization Law's provisions, and that he and the Group breached the duty of good faith and the duty of decency toward DIC, and additionally the controlling person of IDBD breached his duty of trust and duty of care toward DIC, this being, allegedly, due to the fact that the decision regarding the preferred alternative for complying with the Centralization Law's Provisions was not brought before DIC's general meeting. The Applicant further alleges deprivation of the minority shareholders in DIC.

Having preliminarily reviewed the Motion, the Management feels that it is unfounded and that it will not change the fact that after the making of the Transaction, IDBD complies with the provisions of the Centralization Law, all as set forth in the Company's reports.

IRSA Inversiones y Representaciones Sociedad Anónima

30.
Subsequent events

Dividend distribution of the BHSA

On Abril 10th, 2019, the shareholders of BHSA aproved a cash dividend for an amount of Ps. 250. The Group has collected approximately Ps. 75.

Devaluation of the Argentine peso

As of the date of issuance of these Financial Statements, the argentine peso has suffered a devaluation against the US dollar and other currencies, close to 4.38%, which has an impact on the figures presented on these Financial Statements, mainly due to the exposure to the revaluation of our financial assets and liabilities nominated in foreign currency.

Agreements to the sale fo Clal shares

In relation to IDB Development Corporation Ltd. ("IDBD") stake in Clal Insurance Enterprise Holdings Ltd. ("Clal") and the instructions given by the Capital Markets, Insurance and Savings Commission of Israel, on May 2, 2019, IDBD has entered into sale agreements with two unrelated third parties (the “Buyers”), according to which each of the Buyers will acquire shares of Clal which constitute approximately 4.99% of its issued capital, in consideration of a cash payment of NIS 47.7 per share (approximately Ps. 587 per share as of the date of the transaction). Additionally, each of the Buyers was given an option to acquire additional shares of Clal for approximately 3% of its issued capital, for a period of 120 days, subject to the receipt of a holding permit, at a price of NIS 50 per share.

On the same date, IDBD also engaged, in an agreement with a third unrelated buyer (the “Additional Buyer”), according to which the Additional Buyer will receive an option, valid for a period of 50 days, to acquire shares of Clal representative of approximately 4.99% of its issued capital (and no less than 3% of its issued capital), in consideration of NIS 47.7 per share (approximately Ps. 587 per share as of the date of the transaction). Subject to the exercise of the option by the Additional Buyer, the price will be paid by the Additional Buyer 10% in cash and the remainder will be paid through a loan which will be provided to the Additional Buyer by IDBD and/or by a related entity thereof and/or by a banking corporation and/or financial institution, under conditions which were agreed upon.

The Agreements include, inter alia, an undertaking by the Buyers and the Additional Buyer not to sell the acquired shares during agreed-upon periods. It is hereby clarified that each of the Buyers, and the Additional Buyer, have declared and undertaken towards IDBD that no arrangements or understandings exist between them and the other buyers and/or the Additional Buyer (as applicable) regarding the joint holding of the shares of Clal which form the subject of the Agreements.

The total scope of the shares of Clal which may be acquired by the aforementioned three buyers, insofar as the three agreements will be completed, and the options thereunder exercised, amounts to approximately 18% of the issued capital of Clal Insurance Enterprises.

The Company’s engagement in the aforementioned agreements has been approved by IDBD's Board of Directors.

Regarding swap transactions which were executed by IDBD with respect to shares of Clal (see note 4 to these financial statements and note 4 to the anual consolidated financial statements), IDBD has requested the Commissioner to provide his consent for the update of the terms, in a manner which will allow the execution of the sale of shares of Clal which forms the subject of the swap transactions through over the counter transactions, to a particular buyer (instead of sale through distribution of the shares), and which will also allow IDBD to instruct the financial entities through which the swap transactions were executed to execute the sales to the Buyers and to the Additional Buyer.

Sale of Clal shares

On May 3, 2019, IDBD completed the sale of Clal shares representative of 4.99% of its share capital to one of the unrelated parties (the “first buyer”), for an approximate amount of NIS 132 million, NIS 47.7 per share (approximately Ps. 1,623 per share on the day of the transaction). The consideration with respect to the Sold Shares will remain in the trust account which is pledged in favor of the Company’s bond holders (Series M), and will serve, in the Company’s discretion, to make a prepayment, or to make payments in accordance with the amortization schedule of the Company’s bonds.

IRSA Inversiones y Representaciones Sociedad Anónima

In addition, on May 2, 2019, the Swap Transaction with respect to 2,215,521 Clal shares, representative of approximately 4% of its share capital was concluded, through the sale to the other unrelated party (the "Second Purchaser"), according to a price per share. In accordance with the agreement with the second Purchaser, the early termination of the Swap Transaction will be implemented as soon as possible with respect to the shares representing 1% of Clal's capital stock, in order to complete the sale to this Purchaser.

As a consequence of the above mentioned sales, IDBD's holding in Clal Insurance Enterprises was reduced to 20.3% of its share capital (approximately 15.4% through a trustee) and the company owns approximately an additional 25% through swaps transactions, which will be reduced to 24% when the additional 1% sale to the Second Buyer.

IRSA Inversiones y Representaciones S.A. – Non-Convertible Notes Class I

On May 8, 2018, the Non-convertible notes Class I were auctioned, within the framework of the Program approved by the Shareholders’ meeting for up to US$ 350 million. The liquidation will take place on May 15, 2018. The following were the results of the auction:

Non-convertible notes Class I for an amount of nominal value US$ 96,347,038 maturing 18 months from the issuance date, integrated in dollars and / or in kind with the non-convertible notes Class XVIII and payable in dollars, which accrue a fixed interest of 10.00% per annum, with interest payable quarterly. The capital will be amortized in a single installment at maturity.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of March 31, 2019 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the nine-month period and three-month period ended March 31, 2019, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the nine-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, the consolidated statements of income and other comprehensive income and the consolidated statements of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

 Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a) the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

d) at March 31, 2019, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 105,211.59, which was not claimable at that date.

Autonomous City of Buenos Aires, May 10, 2019.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2019 and for the nine and three-month periods ended as of that date, presented comparatively

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2019 and June 30, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.19	06.30.18
ASSETS
Non-current assets
Investment properties	7	10,920	11,380
Property, plant and equipment	8	14	18
Trading properties	9	338	1,504
Intangible assets	10	46	43
Investments in subsidiaries, associates and joint ventures	6	48,818	60,001
Income tax and MPIT credit		242	346
Trade and other receivables	12	219	351
Total non-current assets		60,597	73,643
Current assets
Inventories		1	1
Trading properties	9	1,707	124
Trade and other receivables	12	978	1,194
Income tax and MPIT credit		1	1
Investments in financial assets	11	5	13
Cash and cash equivalents	11	2	23
Total current assets		2,694	1,356
TOTAL ASSETS		63,291	74,999
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		45,095	55,757
TOTAL SHAREHOLDERS’ EQUITY		45,095	55,757
LIABILITIES
Non-current liabilities
Trade and other payables	13	49	1,603
Borrowings	14	4,098	12,337
Deferred income tax liabilities	15	2,314	3,017
Provisions	16	31	52
Total non-current liabilities		6,492	17,009
Current liabilities
Trade and other payables	13	1,825	253
Income tax and MPIT liabilities		109	155
Salaries and social security liabilities		2	3
Borrowings	14	9,763	1,817
Provisions	16	5	5
Total current liabilities		11,704	2,233
TOTAL LIABILITIES		18,196	19,242
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		63,291	74,999

The accompanying notes are an integral part of these Financial Statements.

. Saúl Zang Vice President I acting as President

1

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2019 and 2018
 (All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine month		Three month
	Note	03.31.19	03.31.18	03.31.19	03.31.18
Revenues	17	2,339	85	2,134	25
Costs	18	(1,539)	(59)	(1,514)	(18)
Gross profit		800	26	620	7
Net gain from fair value adjustment of investment properties	7	602	183	169	222
General and administrative expenses	18	(339)	(272)	(53)	(91)
Selling expenses	18	(37)	(35)	(11)	(15)
Other operating results, net	19	(823)	839	(7)	(55)
Profit from operations		203	741	718	68
Share of (loss) / profit of subsidiaries, associates and joint ventures	6	(8,673)	6,227	(2,994)	(3,455)
(Loss) / profit before financial results and income tax		(8,470)	6,968	(2,276)	(3,387)
Finance income	20	54	18	(4)	7
Finance costs	20	(1,420)	(816)	(480)	(277)
Other financial results	20	3	(41)	4	(59)
Inflation adjustment	20	(265)	137	(87)	71
Financial results, net		(1,628)	(702)	(567)	(258)
(Loss) / profit before income tax		(10,098)	6,266	(2,843)	(3,645)
Income tax	15	716	965	(68)	217
(Loss) / profit for the period		(9,382)	7,231	(2,911)	(3,428)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive loss of subsidiaries, associates and joint ventures		(86)	(126)	(51)	6
Currency translation adjustment of subsidiaries, associates and joint ventures		565	1,700	740	3,581
Total other comprehensive profit for the period (i)	6	479	1,574	689	3,587
Total comprehensive (loss) / income for the period		(8,903)	8,805	(2,222)	159

(Loss) / profit per share for the period:
Basic		(16.32)	12.58	(5.07)	(5.96)
Diluted		(16.32)	12.49	(5.07)	(5.96)

 (i) Components of other comprehensive income have no impact on income tax.
  The accompanying notes are an integral part of these Financial Statements.

. Saúl Zang Vice President I acting as President

2

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve	CNV 609/12 Resolution reserve (2)	Other reserves (3)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2018	575	3	8,453	9,306	50	310	3,834	6,019	(1,110)	28,317	55,757
Adjustments previous periods (IFRS 9 and 15)	-	-	-	-	-	-	-	-	-	(197)	(197)
Balance as of June 30, 2018 (recast)	575	3	8,453	9,306	50	310	3,834	6,019	(1,110)	28,120	55,560
Loss for the period	-	-	-	-	-	-	-	-	-	(9,382)	(9,382)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	479	-	479
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	479	(9,382)	(8,903)
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.29.18	-	-	-	-	-	-	41,887	-	-	(41,887)	-
Dividends distribution	-	-	-	-	-	-	-	-	-	(1,671)	(1,671)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	109	-	109
Balance as of March 31, 2019	575	3	8,453	9,306	50	310	45,721	6,019	(522)	(24,820)	45,095

(1)
Includes Ps. 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2018.
(2)
Related to CNV General Resolution N° 609/12.
(3)
The composition of Other reserves of the Company as of March 31, 2019 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Other reserves of subsidiaries	Currency translation adjustment reserve	Total Other reserves
Balance as of June 30, 2018	(117)	(2,918)	144	1,083	5	693	(1,110)
Other comprehensive income for the period	-	-	-	-	(86)	565	479
Changes in non-controlling interest	-	109	-	-	-	-	109
Reserve for share-based payments	1	-	(1)	-	-	-	-
Balance as of March 31, 2019	(116)	(2,809)	143	1,083	(81)	1,258	(522)

  The accompanying notes are an integral part of these Financial Statements.

. Saúl Zang Vice President I acting as President

3

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve	CNV 609/12 Resolution reserve (2)	Other reserves (3)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2017	575	3	8,453	9,306	48	310	-	6,025	4,287	21,736	50,743
Profit for the period	-	-	-	-	-	-	-	-	-	7,231	7,231
Other comprehensive income for the period	-	-	-	-	-	-	-	-	1,574	-	1,574
Total comprehensive income for the period	-	-	-	-	-	-	-	-	1,574	7,231	8,805
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.17	-	-	-	-	-	-	3,834	-	-	(3,834)	-
Dividends distribution	-	-	-	-	-	-	-	-	-	(2,417)	(2,417)
Reserve for share-based payments	-	-	-	-	2	-	-	-	(34)	-	(32)
Balance as of March 31, 2018	575	3	8,453	9,306	50	310	3,834	6,025	5,827	22,716	57,099

(1)
Includes Ps. 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2018.
(2)
Related to CNV General Resolution N° 609/12.
(3) The composition of Other reserves of the Company as of March 31, 2018 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Other reserves of subsidiaries	Currency translation adjustment reserve	Total Other reserves
Balance as of June 30, 2017	(121)	-	147	1,083	75	3,103	4,287
Other comprehensive income for the period	-	-	-	-	(126)	1,700	1,574
Reserve for share-based payments	2	-	(36)	-	-	-	(34)
Balance as of March 31, 2018	(119)	-	111	1,083	(51)	4,803	5,827

The accompanying notes are an integral part of these Financial Statements.

. Saúl Zang Vice President I acting as President

4

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month period ended March 31, 2019 and 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.19	03.31.18
Operating activities
(Loss) / profit for the period		(9,382)	7,231
Adjustments:
Income tax	15	(716)	(965)
Amortization and depreciation	18	4	2
Gain from disposal of trading properties		(778)	(5)
Financial results, net		1,501	705
Increase in trading properties	9	(481)	(136)
Net gain from fair value adjustment of investment properties	7	(602)	(183)
Share of loss / (profit) of subsidiaries, associates and joint ventures	6	8,673	(6,227)
Loss / (gain) from disposal of subsidiaries		791	(862)
Provisions and allowances		26	-
Decrease / (increase) in trade and other receivables		283	(130)
Increase in trade and other payables		2,516	223
Net cash flow generated by / (used in) operating activities		1,835	(347)
Investing activities
Capital contributions to subsidiaries, associates and joint ventures	6	(213)	(2,245)
Acquisition and advanced payments of investment properties		(143)	(268)
Proceeds from sales of investment properties	7	-	95
Acquisition of property, plant and equipment	8	(1)	(3)
Acquisition of intangibles	10	(3)	(1)
Proceeds / (Payment) of financial instruments		3	(2)
Increase of investments in financial assets		(192)	(2,222)
Acquisition of interest in subsidiaries		(46)	-
Proceeds from sales of investments in financial assets		198	2,427
Increase in loans granted to subsidiaries, associates and joint ventures		(146)	(198)
Proceeds from borrowings granted to subsidiaries, associates and joint ventures		148	251
Interest collection of fixed term		2	-
Dividends collected		553	1.015
Net cash flow generated by / (used in) investing activities		160	(1,151)
Financing activities
Short-term loans obtained, net		(257)	351
Payment of loans		(390)	-
Interests paid		(1,297)	(831)
Loans obtained from subsidiaries, associates and joint ventures		132	20
Payment of loans from subsidiaries, associates and joint ventures		(161)	(19)
Repurchase of non-convertible notes		(41)	-
Disposal of interest in subsidiaries		-	4,166
Dividends paid		-	(2,403)
Net cash flow (used in) / generated by financing activities		(2,014)	1,284
Net increase / (decrease) in cash and cash equivalents		(19)	(214)
Cash and cash equivalents at the beginning of the period	11	23	273
Foreign exchange gain of cash and changes in fair value of cash equivalents		(2)	(2)
Cash and cash equivalents at the end of the period	11	2	57

Additional information
Reserve for share-based payments		-	(34)
Currency translation adjustment		565	1,700
Share of other comprehensive loss of subsidiaries		(86)	(126)
Changes in non-controlling interest		109	-
Increase in borrowings through an increase in investment properties		4	6
Increase in borrowings through an increase in trading properties		67	9
Increase in trading properties through a decrease in investment properties		1,209	-
Dividends paid through a decrease in investments in subsidiaries, associates and joint ventures		1,671	-
Decrease in borrowings of subsidiaries, associates and joint ventures through a decrease in trade and other receivables		27	-
Increase in investments in subsidiaries, associates and joint ventures through a decrease in trade and other receivables		35	-
Decrease in investments in subsidiaries, associates and joint ventures through an increase in trade and receivables		136	-
Dividends paid through an increase in trade and other payables		-	14
Decrease in borrowings of subsidiaries, associates and joint ventures through an increase in investments in financial assets		-	29
Decrease in investments in financial assets through an increase in financial trade and other payables		-	107
Increase in trade and receivables through a decrease in investments in subsidiaries		-	2

  The accompanying notes are an integral part of these Financial Statements.
. Saúl Zang Vice President I acting as President

5

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Separate Financial Statements
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping malls and branded hotels across Argentina, and also office properties in the United States of America and Israel.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 10, 2019.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its share capital or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these Unaudited Condensed Interim Separate Financial Statements, the Company has made use of the option provided by IAS 34, and has prepared them in a condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, it is recommended that they be read together with the annual financial statements as of June 30, 2018.

The Company´s management has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N ° 622/13 has been included. Such information is included in a note to these Unaudited Condensed Interim Separate Financial Statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as a high inflation one, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates to or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a high inflation economy starting July 1, 2018.

6

IRSA Inversiones y Representaciones Sociedad Anónima

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

-
Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
-
Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
-
All items in the statement of income are restated applying the relevant conversion factors.
-
The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net in the item “Inflation adjustment”.
-
Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

-
Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later. The resulting amount was included in the “Capital adjustment” account.
-
The conversion difference was restated in real terms (as applicable).
-
Other comprehensive income / (loss) was restated as from each accounting allocation.
-
The other reserves in the statement of income were not restated as of the initial application date, June 30, 2016.

2.2.         Significant accounting policies

The accounting policies adopted in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2018. The principal accounting policies are described in Note 2 of those Annual Financial Statements, except for what is mentioned in Note 2.1 to these financial statements.

As described in Note 2.2 to the Annual Financial Statements, the Group adopted IFRS 15 “Revenues from contracts with customers” and IFRS 9 “Financial instruments” in the present fiscal year using the modified retrospective approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning, and the comparative figures were not modified due to this adoption.

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The main changes are the following:

IFRS 15: Revenues from contracts with customers

The standard introduces a new five-step model for recognizing revenue from contracts with customers:
1.
Identifying the contract with the customer.
2.
Identifying separate performance obligations in the contract.
3.
Determining the transaction price.
4.
Allocating the transaction price to separate performance obligations.
5.
Recognizing revenue when the performance obligations are satisfied.

IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for receivables or other assets not measured at fair value. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an allowance for impairment will be recorded in the amount of expected credit losses resulting from the possible non- compliance events within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase and the amount of the expected losses should be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new liability, the new cash flows must be discounted at the original effective interest rate, recording the impact of the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability in net income.

The effect on the income statement for the nine-month period ended March 31, 2019 for the first implementation of IFRS 15 is as follows:
	03.31.19
	According to previous standards	Implementation of IFRS 15	Current statement of income
Revenues	59	2,280	2,339
Costs	(35)	(1,504)	(1,539)
Gross profit	24	776	800
Net gain from fair value adjustment of investment properties	602	-	602
General and administrative expenses	(339)	-	(339)
Selling expenses	(37)	-	(37)
Other operating results, net	(823)	-	(823)
(Loss) / profit from operations	(573)	776	203
Share of loss of subsidiaries, associates and joint ventures	(8,673)	-	(8,673)
(Loss) / profit before financial results and income tax	(9,246)	776	(8,470)
Finance income	54	-	54
Finance costs	(1,420)	-	(1,420)
Other financial results	3	-	3
Loss from exposure to changes in the currency’s purchasing power	(265)	-	(265)
Financial results, net	(1,628)	-	(1,628)
(Loss) / profit before income tax	(10,874)	776	(10,098)
Income tax	949	(233)	716
(Loss) / profit for the period	(9,925)	543	(9,382)

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The effect on the retained earnings as of July 1, 2018 for the first implementation of IFRS 9 and 15 is as follows:

	01.07.2018
ASSETS	Implementation of IFRS 15	Implementation of IFRS 9	Total
Non- Current Assets
Trading properties	(152)	-	(152)
Investments in subsidiaries, associates and joint ventures	-	(228)	(228)
Total Non-Current Assets	(152)	(228)	(380)
TOTAL ASSETS	(152)	(228)	(380)
SHAREHOLDERS’ EQUITY
Retained earnings	31	(228)	(197)
TOTAL SHAREHOLDERS’ EQUITY	31	(228)	(197)
LIABILITIES
Non-Current Liabilities
Trade and other payables	(196)	-	(196)
Deferred income tax liabilities	13	-	13
Total Non-Current Liabilities	(183)	-	(183)
TOTAL LIABILITIES	(183)	-	(183)
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	(152)	(228)	(380)

2.3.
Comparability of information

Balance items as of June 30, 2018 and March 31, 2018 shown in these Unaudited Condensed Interim Separate Financial Statements for comparative purposes arise from financial statements then ended. Certain items from prior periods have been reclassified for consistency purposes.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements. In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2018, described in Note 3.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

Significant acquisitions and disposals of the Company and/or its subsidiaries for the nine-month period ended March 31, 2019 are detailed in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2018. There has been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

Since June 30, 2018 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). See notes to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

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6.
Information about the main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP and Tyrus. The main associates include BHSA and New Lipstick. Its main joint ventures include Cyrsa S.A. and Puerto Retiro S.A.

Detailed below are the evolutions of investments in subsidiaries, associates and joint ventures of the Company, for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018:

	03.31.19	06.30.18
Beginning of period / year	59,987	55,859
Adjustments previous periods (IFRS 9 and 15)	(228)	-
Share of (loss) / profit	(8,673)	11,468
Other comprehensive profit / (loss)	479	(2,479)
Capital contributions (Note 21)	213	2,277
Changes in non-controlling interest	109	(2,924)
Distribution of shares (ii)	(2,460)	-
Cash dividends (Note 21)	(689)	(1,027)
Acquisition of interest in subsidiaries	80	-
Sale of subsidiaries, associates and joint ventures	-	(3,291)
Other changes in the equity of subsidiaries	-	104
End of the period / year (i)	48,818	59,987

(i)
As of June 30, 2018, include Ps. 14 corresponding to the equity interest in UTE IRSA - Galerías Pacífico S.A., included in Provisions (Note 16).
(ii)
On October 29, 2018 the Shareholder’s meeting was held, whereby the distribution of a dividend in kind for an equivalent of Ps. 1,412 payable in shares of IRSA CP was resolved. For the distribution, the value of IRSA CP share was taken as of October 26, 2018, which was Ps. 220 per share. The number of shares distributed amounted to 6,418,182. This transaction was accounted for as an equity transaction generating a decrease in the equity attributable holders of the parent for Ps. 791 reestated as of the date of these financial statements (Note 19).

Name of the entity	% ownership interest		Company´s interest in equity		Company’s interest in comprehensive income
	03.31.19	06.30.18	03.31.19	06.30.18	03.31.19	03.31.18
Subsidiaries
IRSA CP	81.13%	86.22%	37,912	44,870	(3,902)	10,324
Tyrus	100.00%	100.00%	3,982	7,847	(3,910)	(2,780)
Efanur	100.00%	100.00%	1,368	1,301	65	15
Ritelco S.A.	100.00%	100.00%	1,337	1,405	(33)	70
ECLSA	96.74%	96.74%	969	985	(124)	40
Inversora Bolívar S.A.	95.13%	95.13%	883	1,153	(232)	48
Palermo Invest S.A.	97.00%	97.00%	457	630	(127)	60
Llao Llao Resort S.A.	50.00%	50.00%	231	228	3	33
NFSA	76.34%	76.34%	230	171	59	9
HASA	100.00%	80.00%	217	122	49	3
Liveck S.A.	10.01%	-	36	-	1	-
Associates
BHSA (1) (2)	4.93%	4.93%	634	756	(88)	57
Manibil S.A.	49.00%	49.00%	268	289	(20)	(11)
BACS (2)	33.36%	33.36%	192	218	(26)	(70)
Joint ventures
UTE IRSA - Galerías Pacífico S.A.	50.00%	50.00%	78	(14)	92	9
Cyrsa S.A.	50.00%	50.00%	24	26	(1)	(6)
Total subsidiaries, associates and joint ventures			48,818	59,987	(8,194)	7,801

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Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Subsidiaries
IRSA CP	Argentina	Real estate	102,234,356	126	(4,611)	47,010
Tyrus	Uruguay	Investment	16,025,861,475	7,480	(4,318)	3,985
Efanur	Uruguay	Investment	132,181,770	132	(1)	1,368
Ritelco S.A.	Uruguay	Investment	94,369,151	94	(34)	1,336
ECLSA	Argentina	Investment	77,316,130	80	(129)	1,000
Inversora Bolívar S.A.	Argentina	Investment	88,422,547	93	(209)	928
Palermo Invest S.A.	Argentina	Investment	155,953,673	161	(129)	711
Llao Llao Resort S.A.	Argentina	Hotel	73,580,206	147	6	463
NFSA	Argentina	Hotel	38,068,999	50	71	409
HASA	Argentina	Hotel	25,625,473	26	62	214
Liveck S.A.	Uruguay	Investment	30,118,973	114	281	221
Associates
BHSA (1) (2)	Argentina	Financial	73,939,835	1,500	37	9,906
Manibil S.A.	Argentina	Real estate	130,122,872	266	(41)	546
BACS (2)	Argentina	Financial	29,297,626	88	24	550
Joint ventures
UTE IRSA - Galerías Pacífico S.A.	Argentina	Real estate	500,000	1	184	155
Cyrsa S.A.	Argentina	Real estate	8,748,270	17	(2)	49

(1)
Considered significant. See Notes 7 to 8 to the Annual Consolidated Financial Statements.
(2)
Information as of March 31, 2019 according to BCRA's standards. For the purpose of the valuation of the investments in the Company, figures as of March 31, 2019 have been considered, with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A as of March 31, 2019 amounts to Ps. 12.85. See Note 8 to the Consolidated Financial Statements as of June 30, 2018.

7.
Investment properties

Changes in the Company’s investment properties for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:
	Period ended March 31, 2019				Year ended June 30, 2018
	Office buildings and other rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	1,565	8,777	1,038	11,380	8,215
Additions	-	-	143	143	153
Capitalized finance costs	-	-	4	4	11
Disposals	-	-	-	-	(233)
Transfers to / from trading properties	-	-	(1,209)	(1,209)	-
Net gain from fair value adjustment	87	491	24	602	3,234
Fair value at the end of the period / year	1,652	9,268	-	10,920	11,380

The following amounts have been recognized in the Statements of Comprehensive Income:

	03.31.19	03.31.18
Sale, rental and services´ income (Note 17)	56	70
Rental and services´ costs (Note18)	(10)	(28)
Cost of sales and developments (Note18)	(20)	(17)
Net unrealized gain from fair value adjustment of investment properties	602	147
Net realized gain from fair value adjustment of investment properties	-	36

Valuation techniques are described in Note 9 to the Consolidated Financial Statements as of June 30, 2018. There were no changes to the valuation techniques.

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8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Period ended March 31, 2019					Year ended June 30, 2018
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total	Total
Costs	118	33	113	3	267	262
Accumulated depreciation	(106)	(33)	(107)	(3)	(249)	(245)
Net book amount at the beginning of the period / year	12	-	6	-	18	17
Additions	-	-	1	-	1	5
Depreciation	(2)	-	(3)	-	(5)	(4)
Balances at the end of the period / year	10	-	4	-	14	18
Costs	118	33	114	3	268	267
Accumulated depreciation	(108)	(33)	(110)	(3)	(254)	(249)
Net book amount at the end of the period / year	10	-	4	-	14	18

9.
Trading properties

Changes in the Company’s trading properties for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

Period ended March 31, 2019	Year ended June 30, 2018

	Completed properties	Undeveloped properties	Properties under development	Total	Total
Beginning of the period / year	48	252	1,328	1,628	1,147
Adjustments previous periods (IFRS 15)	-	-	(152)	(152)	-
Additions	-	-	799	799	477
Capitalized finance costs	-	-	67	67	15
Disposals	(2)	-	(1,504)	(1,506)	(11)
Transfers to / from investment properties	-	-	1,209	1,209	-
End of the period / year	46	252	1,747	2,045	1,628
Non-current				338	1,504
Current				1,707	124
Total				2,045	1,628

10.
Intangible assets

Changes in Company’s intangible assets for the nine-month period ended March 31, 2019 and for the year ended June 30, 2018 were as follows:

	Period ended March 31, 2019			Year ended June 30, 2018
	Computer software	Future units to be received from barters	Total	Total
Costs	17	35	52	49
Accumulated amortization	(9)	-	(9)	(9)
Net book amount at the beginning of the period / year	8	35	43	40
Additions	3	-	3	3
Balances at the end of the period / year	11	35	46	43
Costs	20	35	55	52
Accumulated amortization	(9)	-	(9)	(9)
Net book amount at the end of the period / year	11	35	46	43

11.
Financial instruments by category

This note presents financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Interim Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 13 to the Consolidated Financial Statements as of June 30, 2018.

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Financial assets and financial liabilities as of March 31, 2019 and June 30, 2018 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
March 31, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	625	-	625	598	1,223
Investments in financial assets:
- Mutual funds	-	5	5	-	5
Cash and cash equivalents:
- Cash at bank and on hand	2	-	2	-	2
Total	627	5	632	598	1,230

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total
March 31, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	356	1,518	1,874
Borrowings (excluding finance leases) (Note 14)	13,860	-	13,860
Total	14,216	1,518	15,734

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	513	-	513	1,043	1,556
Investments in financial assets:
- Bonds	-	9	9	-	9
- Mutual funds	-	4	4	-	4
Cash and cash equivalents:
- Cash at bank and on hand	23	-	23	-	23
Total	536	13	549	1,043	1,592

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total
June 30, 2018
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	314	1,542	1,856
Borrowings (excluding finance leases) (Note 14)	14,152	-	14,152
Total	14,466	1,542	16,008

(i)
The fair value of financial assets and liabilities at amortized cost does not differ significantly from their book value, except for borrowings (Note 14). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

As of March 31, 2019, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

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12.  Trade and other receivables

Company’s trade and other receivables, as of March 31, 2019 and June 30, 2018 are comprised as follows:

	03.31.19	06.30.18
Receivables from the sale of properties	75	68
Leases and services receivables	63	94
Less: Allowance for doubtful accounts	(26)	(11)
Total trade receivables	112	151
Borrowings granted, deposits and others	493	356
Advance payments	407	715
Prepaid expenses	105	64
VAT receivables	29	179
Tax credits	33	22
Long-term incentive plan	15	21
Advances granted	-	24
Others	3	13
Total other receivables	1,085	1,394
Total trade and other receivables	1,197	1,545
Non-current	219	351
Current	978	1,194
Total	1,197	1,545

Movements on the Company’s allowance for doubtful accounts are as follows:

	03.31.19	06.30.18
Beginning of period /year	11	5
Additions	22	7
Disposals	(3)	-
Inflation adjustment	(4)	(1)
End of the period / year	26	11

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 18). Amounts charged to the allowance for doubtful accounts are generally written off, when there is no expectation of recovery.

13.  Trade and other payables

Company’s trade and other payables as of March 31, 2019 and June 30, 2018 were as follows:

	03.31.19	06.30.18
Customers advances	1,451	1,484
Trade payables	316	258
Accrued invoices	39	55
Tenant deposits	1	1
Total trade payables	1,807	1,798
Director´s fees	22	24
Tax amnesty plan	32	7
Long-term incentive plan	13	18
Other tax payables	-	9
Total other payables	67	58
Total trade and other payables	1,874	1,856
Non-current	49	1,603
Current	1,825	253
Total	1,874	1,856

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14.  Borrowings

Company’s borrowings as of March 31, 2019 and June 30, 2018 are as follows:

	Book value as of 03.31.19	Book value as of 06.30.18	Fair value as of 03.31.19	Fair value as of 06.30.18
Non-convertible notes	10,542	11,155	11,865	11,283
Bank borrowings	1,519	1,798	1,572	3,619
Related parties (Note 21)	1,173	321	1,173	322
Bank overdrafts	626	878	626	878
Finance leases	1	2	1	3
Total borrowings	13,861	14,154	15,237	16,105
Non-current	4,098	12,337
Current	9,763	1,817
Total	13,861	14,154

15.  Current and deferred income tax

The provision for the Company’s income tax are as follows:

	03.31.19	03.31.18
Current income tax	-	977
Deferred income tax	716	(12)
Income tax gain	716	965

Below is a reconciliation between income tax recognized and the amount which would arise from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2019 and 2018:

	03.31.19	03.31.18
Net income at tax rate (1)	3,029	(2,193)
Permanent differences:
Share of (loss) / profit of subsidiaries, associates and joint ventures	(2,927)	1,502
Difference between provision and tax return	(162)	-
Change of income tax rate	(56)	978
Non-deductible results	(98)	(57)
Inflation adjustment	930	735
Income tax – Gain	716	965

(1) Income tax rate in effect in Argentina as of March 31, 2018 was 35%, while as of March 31, 2019 is 30%. See note 19 to the Financial Statements as of June 30, 2018.

The gross movement on the deferred income tax account is as follows:

	03.31.19	06.30.18
Beginning of the period / year	3,017	4,333
Adjustments previous periods (IFRS 15)	13	-
Income tax change	(716)	(1,316)
End of the period / year	2,314	3,017

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16.  Provisions

The table below shows changes in Company's provisions:

	Period ended March 31, 2019			Year endedJune 30, 2018
	Labor, legal and other claims (i)	Investments in associates and joint ventures (ii)	Total	Total
Beginning of period / year	43	14	57	61
Additions	8	-	8	20
Decrease (iii)	-	(14)	(14)	(4)
Utilization	(1)	-	(1)	(6)
Inflation adjustment	(14)	-	(14)	(14)
End of period / year	36	-	36	57
Non current			31	52
Current			5	5
Total			36	57

(i)
Additions and recoveries are included in "Other operating results, net”.
(ii)
Corresponds to the equity interest in UTE IRSA – Galerías Pacífico S.A. with negative equity for an amount of Ps. 14 as of June 30, 2018.
(iii)
Included in “Share of profit of subsidiaries, associates and joint ventures” (Note 6).

17.  Revenues

	03.31.19	03.31.18
Sale of trading properties	2,283	15
Rental income and averaging of scheduled rental escalation	49	47
Property management fees	7	7
Sales, rental and services´ income	2,339	69
Expenses	-	16
Total revenues	2,339	85

18.  Expenses by nature

The Company discloses expenses in the Unaudited Condensed Interim Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

	Costs (1)	General and administrative expenses	Selling expenses	03.31.19	03.31.18
Cost of sales of trading properties	1,505	-	-	1,505	10
Director´s fees (Note 21)	-	152	-	152	48
Salaries, social security costs and other personnel expenses	2	108	11	121	155
Fees and payments for services	1	26	-	27	54
Traveling, transportation and stationery expenses	1	22	-	23	20
Taxes, rates and contributions	12	-	9	21	17
Leases and services charges	4	11	1	16	13
Maintenance, security, cleaning, repairs and others	12	2	-	14	16
Public services and others	1	11	-	12	16
Allowance for doubtful accounts (charge and recovery, net)	-	-	9	9	6
Advertising and other selling expenses	-	-	7	7	6
Amortization and depreciation	1	3	-	4	2
Bank charges	-	4	-	4	3
Total expenses by nature as of 03.31.19	1,539	339	37	1,915	-
Total expenses by nature as of 03.31.18	59	272	35	-	366

(1)
For the nine-month period ended March 31, 2019, includes Ps. 10 of rental and services costs; Ps. 1.529 of costs of sales and developments of which Ps. 20 correspond to investment properties and Ps. 1.509 to trading properties. For the nine-month period ended March 31, 2018, includes Ps. 28 which correspond to rental and services costs; Ps. 31 to costs of sales and developments of which Ps. 7 correspond to investment properties and Ps. 14 to trading properties.

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19.  Other operating results, net

	03.31.19	03.31.18
(Loss) / gain from disposal of subsidiaries, associates and joint ventures	(791)	862
Donations	(20)	(25)
Lawsuits and other contingencies (i)	(8)	(3)
Investment properties sales expenses	(1)	(2)
Tax on shareholders’ personal assets	-	4
Others	(3)	3
Total other operating results, net	(823)	839

(i)
Includes legal costs and expenses.

20.  Financial results, net

	03.31.19	03.31.18
Interest income	32	18
Foreign exchange gain	22	-
Total finance income	54	18
Interest expenses	(923)	(615)
Foreign exchange loss	(529)	(195)
Other finance costs	(37)	(16)
Subtotal finance costs	(1,489)	(826)
Capitalized finance costs	69	10
Total finance costs	(1,420)	(816)
Gain from derivative financial instruments, net	3	(44)
Gain from repurchase of non-convertible notes	1	-
Fair value gain of financial assets	(1)	3
Total other financial results	3	(41)
Inflation adjustment	(265)	137
Total financial results, net	(1,628)	(702)

21.   Related party transactions

The following is a summary of the balances with related parties as of March 31, 2019 and June 30, 2018:

Item	03.31.19	06.30.18
Trade and other payables	(1,342)	(1,124)
Borrowings	(1,173)	(321)
Trade and other receivables	517	422
Total	(1,998)	(1,023)

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IRSA Inversiones y Representaciones Sociedad Anónima

Related parties	03.31.19	06.30.18	Description of operation	Item
Cresud	6	6	Leases receivable	Trade and other receivables
	(22)	(31)	Corporate services payable	Trade and other payables
	(15)	(10)	Reimbursement of expenses payable	Trade and other payables
	(1)	(1)	Long-term incentive plan payable	Trade and other payables
	(1)	(1)	Management fee	Trade and other payables
Total parent company	(33)	(37)
IRSA CP	(1,097)	(958)	Sale of properties	Trade and other payables
	(991)	-	Non-Convertible Notes	Borrowings
	(87)	-	Other liabilities	Trade and other payables
	(40)	(60)	Corporate services payable	Trade and other payables
	(12)	(17)	Long-term incentive plan payable	Trade and other payables
	(1)	(12)	Reimbursement of expenses payable	Trade and other payables
	(1)	-	Comisions	Trade and other payables
Tyrus	227	208	Borrowings granted	Trade and other receivables
ECLSA	113	-	Borrowings granted	Trade and other receivables
	107	1	Dividends receivable	Trade and other receivables
	-	(149)	Loans received	Borrowings
Manibil S.A.	-	102	Borrowings granted	Trade and other receivables
Panamerican Mall S.A.	1	1	Long-term incentive plan receivable	Trade and other receivables
	-	(60)	Non-Convertible Notes	Borrowings
Efanur	(56)	(26)	Loans received	Borrowings
Ritelco S.A.	(16)	(16)	Loans received	Borrowings
NFSA	1	-	Reimbursement of expenses receivable	Trade and other receivables
	(22)	(54)	Loans received	Borrowings
	-	25	Management fee	Trade and other receivables
Fibesa S.A.	13	18	Long-term incentive plan receivable	Trade and other receivables
Real Estate Investment Group VII LP	(15)	-	Loans received	Borrowings
Real Estate Strategies LLC	-	14	Borrowings granted	Trade and other receivables
Palermo Invest S.A.	12	4	Dividends receivable	Trade and other receivables
	(4)	-	Loans received	Borrowings
	-	7	Borrowings granted	Trade and other receivables
HASA	(9)	(9)	Hotel services payable	Trade and other payables
Llao Llao Resorts S.A.	3	7	Hotel services receivable	Trade and other receivables
	1	-	Reimbursement of expenses receivable	Trade and other receivables
New Lipstick	10	10	Reimbursement of expenses receivable	Trade and other receivables
Lipstick Management LLC	(46)	-	Loans received	Borrowings
Cyrsa S.A.	(7)	(9)	Loans received	Borrowings
Inversora Bolívar S.A.	10	-	Dividends receivable	Trade and other receivables
	(16)	(7)	Loans received	Borrowings
Liveck S.A.	-	1	Borrowings granted	Trade and other receivables
UTE IRSA – Galerías Pacífico S.A.	(35)	-	Other liabilities	Trade and other payables
	-	8	Hotel services receivable	Trade and other receivables
Others subsidiaries, associates and	3	3	Reimbursement of expenses receivable	Trade and other receivables
joint ventures (1)	1	1	Long-term incentive plan receivable	Trade and other receivables
	-	(1)	Reimbursement of expenses payable	Trade and other payables
Total subsidiaries, associates and joint ventures	(1,953)	(968)
Directors	(21)	(24)	Fees	Trade and other payables
Total Directors	(21)	(24)
Consultores Asset Management S.A.	5	3	Reimbursement of expenses receivable	Trade and other receivables
Austral Gold Argentina S.A.	4	3	Reimbursement of expenses receivable	Trade and other receivables
Total others	9	6
Total at the end of the period/year	(1,998)	(1,023)

(1)
It includes BHSA, Puerto Retiro S.A., Nuevo Puerto Santa Fe S.A. and Emprendimientos Recoleta S.A.

18

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the nine-month period ended March 31, 2019 and 2018:

Related parties	03.31.19	03.31.18	Description of operation
Cresud	12	3	Leases and/or rights of use
	(58)	(81)	Corporate services
Total parent company	(46)	(78)
IRSA CP	(289)	-	Financial operations
	(41)	(42)	Corporate services
	(5)	-	Leases and/or rights of use
Panamerican Mall S.A.	(14)	-	Financial operations
ECLSA	13	(10)	Financial operations
Nuevas Fronteras S.A.	5	-	Financial operations
	2	-	Fees
Tyrus	19	41	Financial operations
Manibil S.A.	19	25	Financial operations
Others subsidiaries, associates and	1	(10)	Financial operations
joint ventures (1)	-	3	Fees
Total subsidiaries, associates and joint ventures	(290)	7
Directors	(152)	(48)	Fees
Senior Managment	(8)	(7)	Fees
Total Directors and Senior Managment	(160)	(55)
Fundación IRSA	(10)	-	Donations
	1	(18)	Leases and/or rights of use
Puerta 18	(4)	-	Donations
Estudio Zang, Bergel & Viñes	(2)	(5)	Fees
Consultores Aseet Management S.A.	3	-	Leases and/or rights of use
Others subsidiaries, associates and joint ventures (2)	-	2	Leases and/or rights of use
Total others	(12)	(21)
Total at the end of the period	(508)	(147)

(1)
It includes Inversora Bolívar S.A., Cyrsa S.A., BACS, Palermo Invest S.A., Efanur and Liveck S.A.
(2)
It includes Austral Gold Argentina S.A., Hamonet S.A., UTE IRSA – Galerías Pacífico S.A. and Isaac Elsztain e Hijos S.C.A.

The following is a summary of the transactions with related parties without impact in results for the nine-month period ended March 31, 2019 and 2018:

Related parties	03.31.19	03.31.18	Description of operation
IRSA CP	553	1,013	Dividends distribution
ECLSA	115	2	Dividends distribution
Palermo Invest S.A.	11	-	Dividends distribution
Inversora Bolivar S.A.	10	-	Dividends distribution
Cresud	(1,053)	(1,365)	Dividends distribution
Helmir S.A.	(6)	(8)	Dividends distribution
Total distribution	(370)	(358)
Tyrus	(205)	(2,166)	Irrevocable contributions granted
Inversora Bolivar S.A.	(6)	-	Irrevocable contributions granted
Efanur	(2)	-	Irrevocable contributions granted
Manibil S.A.	-	(79)	Irrevocable contributions granted
Total contributions to subsidiaries	(213)	(2,245)

19

IRSA Inversiones y Representaciones Sociedad Anónima

22.  Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (1)	Amount (2)	Foreign exchange rate (3)	Total as of 03.31.19	Amount (2)	Total as of 06.30.18

Assets
Trade and other receivables
US Dollar	9.19	43.15	397	12.25	501
Euros	0.12	48.38	6	-	-
Receivables with related parties
US Dollar	8.13	43.35	352	8.83	362
Total Trade and other receivables			755		863
Investments in financial assets
US Dollar	0.11	43.15	5	0.31	13
Total Investments in financial assets			5		13
Cash and cash equivalents
US Dollar	0.04	43.15	2	0.45	19
Euros	-	48.38	-	0.07	3
Total Cash and cash equivalents			2		22
Total Assets			762		898

Liabilities
Trade and other payables
US Dollar	1.49	43.35	65	9.63	396
Payables with related parties
US Dollar	2.20	43.35	95	3.74	154
Euros	0.02	48.71	1	-	-
Total Trade and other payables			161		550
Borrowings
US Dollar	269.69	43.35	11,691	306.93	12,601
Borrowings with related parties
US Dollar	26.01	43.35	1,128	2.07	85
Total Borrowings			12,819		12,686
Total Liabilities			12,980		13,236

(1)
Considering foreign currencies those that differ from Group’s functional currency at each period / year.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate as of March 31, 2019 according to Banco Nación Argentina records.

23.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trade and other receivables and Note 16 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 18 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 22 Foreign currency assets and liabilities

20

IRSA Inversiones y Representaciones Sociedad Anónima

24.
CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gómez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the CNV RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known accident in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

25.
Working capital deficit

At the end of the period, the Company has a working capital deficit of Ps. 9,010. Its treatment is being considered by the Board of Directors and Management (Note 26).

26.
Subsequent events

See subsequent events in Note 30 to Unaudited Condensed Interim Consolidated Financial Statements, in addition are as follows:

Credit line

On April 1, 2019 the IRSA Propiedades Comerciales’s Board of Directors has approved a credit line to IRSA and / or its subsidiaries for up to US$ 180 million.

The rate to be applied will be the yield on the Company’s bonds with maturity date in 2020, negotiated in the secondary market or those issued in the future. In case of absence of notes issued by IRSA, the bonds issued by IRSA Propiedades Comerciales plus a 50 basis points margin, will be considered. The rate will be readjusted quarterly to be applied to the outstanding balances and to the new disbursements of that quarter.

The Term is up to three (3) years since the date of the suscription of the credit line.

Non-Convertible Notes Class I

On May 8, 2019, the Non-convertible notes Class I were auctioned, within the framework of the Program approved by the Shareholders’ meeting for up to US$ 350 million. The liquidation will take place on May 15, 2019. The following were the results of the auction:

Non-convertible notes Class I for an amount of nominal value US$ 96,347,038 maturing 18 months from the issuance date, integrated in dollars and / or in kind with the non-convertible notes Class VIII and payable in dollars, which accrue a fixed interest of 10.00% per annum, with interest payable quarterly. The capital will be amortized in a single installment at maturity.

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IRSA Inversiones y Representaciones Sociedad Anónima

Dividends distribution

On April 10, 2019, the General Shareholders' Meeting of BHSA decided to distribute a cash dividend of Ps. 250 which was collected on April 22, 2019. IRSA received Ps. 12.

22

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2019
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

Items		Past due	Without term	Without term	To be due
		03.31.19	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	Total

Accounts receivables	Trade and other receivables	30	478	87	307	19	11	133	132	-	1,197
	Total	30	478	87	307	19	11	133	132	-	1,197
Liabilities	Trade and other payables	222	-	-	106	4	1,488	5	49	-	1,874
	Borrowings	-	-	-	904	8,538	186	135	3,665	433	13,861
	Salaries and social security liabilities	-	-	-	1	-	1	-	-	-	2
	Provisions	-	5	31	-	-	-	-	-	-	36
	Total	222	5	31	1,011	8,542	1,675	140	3,714	433	15,773

4.a.         Breakdown of accounts receivable and liabilities by maturity and currency.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Accounts receivables	Trade and other receivables	227	751	978	215	4	219	442	755	1,197
	Total	227	751	978	215	4	219	442	755	1,197
Liabilities	Trade and other payables	1,708	117	1,825	5	44	49	1,713	161	1,874
	Borrowings	1,048	8,715	9,763	13	4,085	4,098	1,061	12,800	13,861
	Salaries and social security liabilities	2	-	2	-	-	-	2	-	2
	Provisions	5	-	5	31	-	31	36	-	36
	Total	2,763	8,832	11,595	49	4,129	4,178	2,812	12,961	15,773

23

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2019
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

4.b.        Breakdown of accounts receivable and liabilities by adjustment clause.

   On March 31, 2019 there are no receivables and liabilities subject to adjustment clause.

4.c.        Breakdown of accounts receivable and liabilities by interest clause

Items		Current				Non-current				Accruing interest		Non-Accruinginterest
		Accruing interest		Non-accruing interest (*)	Total	Accruing interest		Non-accruing interest (*)	Total				Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables	92	340	546	978	-	-	219	219	92	340	765	1,197
	Total	92	340	546	978	-	-	219	219	92	340	765	1,197
Liabilities	Trade and other payables	-	-	1,825	1,825	1	-	48	49	1	-	1,873	1,874
	Borrowings	8,595	1,019	149	9,763	4,082	10	6	4,098	12,677	1,029	155	13,861
	Salaries and social security liabilities	-	-	2	2	-	-	-	-	-	-	2	2
	Provisions	-	-	5	5	-	-	31	31	-	-	36	36
	Total	8,595	1,019	1,981	11,595	4,083	10	85	4,178	12,678	1,029	2,066	15,773

(*) Includes the balance as of 03.31.2019 of the interest payable corresponding to the loans.

24

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2019
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

5.            Related parties.

a.
Interest in related parties:

Name of the entity	% ownership interest of the Group
Entity's with direct ownership interest of IRSA:
IRSA CP	81.13%
E-commerce Latina S.A.	96.74%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	100.00%
Inversora Bolívar S.A.	95.13%
Llao Llao Resort S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	97.00%
Ritelco S.A.	100.00%
Tyrus S.A.	100.00%
Liveck S.A.	10.01%

b.
Related parties debit/credit balances. See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

6.
Loans to Directors.

See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

7.
Physical inventory.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.
Current values.

See Notes 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.
Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

25

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2019
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

13.
Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
Bouchard 551	2	146	All operational risk with additional coverage and minor risks
Libertador 498	4	1,651	All operational risk with additional coverage and minor risks
Santa María del Plata	0.053	9,764	All operational risk with additional coverage and minor risks
Abril Manor House	4	5	All operational risk with additional coverage and minor risks
Catalinas Norte Plot	2	958	All operational risk with additional coverage and minor risks
Subtotal	12	12,524
Single policy	15,000		Third party liability

(1)
The insured amounts are in US Dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.
Unpaid accumulated dividends on preferred shares.

None.

18.
Restrictions on distributions of profits.

According to Argentine law, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N° 609/12, a special reserve was constituted which cannot be released to make distributions in cash or in kind. See Note 16 to the Consolidated Financial Statements at June 30, 2018.

IRSA NCN due 2019 and 2020 both contain certain customary covenants and restrictions, including, among others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires, May 10, 2019.

26

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of March 31, 2019, and the unaudited condensed interim separate statements of income and other comprehensive income for the nine-month period and three-month period ended March 31, 2019, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the nine-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, the separate statements of income and other comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

d)
at March 31, 2019, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 105,211.59, which was not claimable at that date.

Autonomous City of Buenos Aires, May 10, 2019.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

I.
Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(in millions of ARS)	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Revenues	17,045	12,826	32.9%	48,168	39,319	22.5%
Net gain / (loss) from fair value adjustment of investment properties	1,411	-3,420	-	-4,674	7,973	-158.6%
Profit / (Loss) from operations	3,505	-1,860	-	3,314	15,522	-78.6%
Depreciation and amortization	1,947	1,572	23.9%	5,321	4,807	10.7%
EBITDA(1)	5,452	-288	-1,993.1%	8,635	20,328	-57.5%
Adjusted EBITDA(1)	4,198	3,598	16.7%	13,830	12,934	6.9%
(Loss) / Profit for the period	-2,984	-3,067	-2.7%	-9,065	10,463	-186.6%
Attributable to equity holders of the parent	-2,916	-2,517	15.9%	-8,801	8,381	-205.0%
Attributable to non-controlling interest	-68	-550	-87.6%	-264	2,082	-112.7%
(1) See Point XIX: EBITDA Reconciliation

Company’s income increased by 22.5% during the nine-month period of fiscal year 2019 as compared to the same period of 2018, while Adjusted EBITDA increased 6.9% reaching ARS 13,830 million, ARS 3,995 million from Argentina Business Center, that decreased 4.2%, and ARS 9,835 million from Israel Business Center, that increased by 12.3% mainly due to better results in Real Estate segment (PBC) as a consequence of the impact of IFRS 15 implementation.

Profit for the period under review reached an ARS 9,065 million loss, 186.6% lower than the gain registered in the same period of 2018, mainly explained by a higher change in the fair value of investment properties, as well as higher financial losses due to exchange rate depreciation in Argentina Business Center.

Argentina Business Center

II. Shopping Malls (through our subsidiary IRSA Propiedades Comerciales S.A.)

Shopping malls operated by us comprise 332,774 square meters of GLA, decreasing by approximately 13,000 sqm due to the end of concession of Buenos Aires Design in November 2018. Total tenant sales in our shopping malls, as reported by retailers, were ARS 45,452.0 million for the nine-month period of FY 2019, which implies a decrease, in real terms, of 13.6% when compared to the same period in FY 2018, mainly due to consumption deceleration and the real salary fall observed in Argentine economy.

The portfolio’s occupancy reduced to 94.5% mainly because of Walmart's anticipated exit from Dot Baires Shopping,

1

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

Shopping Malls’ Financial Indicators

(in millions of ARS)	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Revenues from sales, leases and services	1,196	1,480	-19.2%	4,256	4,761	-10.6%
Net (loss) / gain from fair value adjustment on investment properties	-271	-3,963	-93.2%	-10,204	5,463	-286.8%
Profit / (Loss) from operations	565	-2,870	-	-7,112	9,065	-178.5%
Depreciation and amortization	18	21	-14.3%	63	63	-
EBITDA (1)	583	-2,849	-	-7,049	9,128	-177.2%
Adjusted EBITDA (1)	853	1,114	-23.4%	3,155	3,665	-13.9%
(1)
See Point XIX: EBITDA Reconciliation

Shopping Malls’ Operating Indicators

(in ARS million, except indicated)	IIIQ 19	IIQ 19	IQ 19	IVQ 18	IIIQ 18
Gross leasable area (sqm)	332,774	332,119	345,929	344,025	343,023
Tenants’ sales (3 month cumulative)	12,403	17,086	15,963	17,563	14,820
Occupancy	94.5%	94.9%	98.7%	98.5%	98.6%

Income from this segment decreased 10.6% during the nine-month period of fiscal year 2019, compared with same period of previous fiscal year, recording during IIQFY19 an extraordinary income for ARS 98.6 million as compensation for the termination of Walmart’s contract in Dot Baires Shopping, mentioned above. Our costs, administrative and marketing expenses (SG&A) decrease by approximately 5.9%. Adjusted EBITDA reached ARS 3,155 million, 13.9% lower than the nine-month period of fiscal year 2018, and EBITDA margin, excluding income from expenses and collective promotion fund, was 74.1%.

Operating data of our Shopping Malls

	Date of opening	Location	Gross Leasable Area sqm (1)	Stores	Occupancy Rate (2)	IRSA CP’s Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	18,637	135	98.2%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,797	168	98.4%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	37,954	131	98.5%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	98.6%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,397	86	90.5%	100%
Buenos Aires Design(5)	Nov-97	City of Buenos Aires	-	-	-	-
Dot Baires Shopping	May-09	City of Buenos Aires	49,407	156	73.5%	80%
Soleil	Jul-10	Province of Buenos Aires	15,190	79	99.0%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,179	65	99.4%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,526	87	99.0%	100%
Alto Rosario Shopping(4)	Nov-04	Santa Fe	33,534	140	99.4%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	42,749	140	99.2%	100%
Córdoba Shopping	Dec-06	Córdoba	15,483	105	98.7%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	68	94.4%	50%
Alto Comahue	Mar-15	Neuquén	11,666	100	94.9%	99.1%
Patio Olmos(6)	Sep-15	Córdoba
Total			332,774	1,574	94.5%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) End of concession November 17, 2018
(6) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

Cumulative tenants’ sales as of March 31

(per Shopping Mall, in ARS. million)	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Alto Palermo	1,521.6	1,672.7	-9.0%	5,560.0	6,134.4	-9.4%
Abasto Shopping	1,597.4	1,962.8	-18.6%	5,994.5	6,973.3	-14.0%
Alto Avellaneda	1,416.1	1,868.4	-24.2%	5,357.5	6,608.6	-18.9%
Alcorta Shopping	829.9	901.1	-7.9%	3,143.3	3,351.5	-6.2%
Patio Bullrich	574.5	505.3	13.7%	2,058.1	1,860.3	10.6%
Buenos Aires Design	-	286.8	-100.0%	359.5	882.1	-59.2%
Dot Baires Shopping	1,194.6	1,600.1	-25.3%	4,571.1	5,729.1	-20.2%
Soleil	676.3	750.0	-9.8%	2,380.0	2,729.7	-12.8%
Distrito Arcos	582.5	594.2	-2.0%	2,182.4	2,270.3	-3.9%
Alto Noa Shopping	611.5	771.1	-20.7%	2,022.0	2,449.2	-17.4%
Alto Rosario Shopping	1,221.8	1,360.8	-10.2%	4,369.1	4,840.9	-9.7%
Mendoza Plaza Shopping	1,052.2	1,252.5	-16.0%	3,523.3	4,185.0	-15.8%
Córdoba Shopping	402.9	468.0	-13.9%	1,476.2	1,743.4	-15.3%
La Ribera Shopping(1)	295.0	366.8	-19.6%	1,026.1	1,269.0	-19.1%
Alto Comahue	426.2	459.3	-7.2%	1,428.9	1,575.1	-9.3%
Total	12,402.5	14,819.9	-16.3%	45,452.0	52,601.9	-13.6%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales as of March 31

(per Type of Business, in ARS. million)	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Anchor Store	645.6	844.1	-23.5%	2,425.3	2,986.9	-18.8%
Clothes and Footwear	6,527.6	7,123.2	-8.4%	25,086.8	27,299.3	-8.1%
Entertainment	451.8	531.0	-14.9%	1,429.5	1,671.1	-14.5%
Home	262.2	456.9	-42.6%	1,050.6	1,478.8	-29.0%
Restaurant	1,561.4	1,865.7	-16.3%	5,152.8	5,937.0	-13.2%
Miscellaneous	1,676.1	1,886.2	-11.1%	5,844.3	6,363.6	-8.2%
Services	166.2	175.6	-5.4%	554.5	564.3	-1.7%
Electronic appliances	1,111.6	1,937.2	-42.6%	3,908.2	6,300.9	-38.0%
Total	12,402.5	14,819.9	-16.3%	45,452.0	52,601.9	-13.6%

Detailed Revenues as of March 31

(in ARS million)	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Base Rent(1)	730.7	858.1	-14.8%	2,267.2	2,598.5	-12.7%
Percentage Rent	191.0	199.0	-4.0%	853.7	925.0	-7.7%
Total Rent	921.7	1,057.1	-12.8%	3,120.9	3,523.5	-11.4%
Revenues from non-traditional advertising	10.8	32.6	-66.9%	91.2	109.4	-16.7%
Admission rights	159.0	203.6	-21.9%	510.1	560.1	-8.9%
Fees	17.8	23.0	-22.6%	59.5	72.2	-17.5%
Parking	62.6	83.6	-25.1%	236.8	291.1	-18.6%
Commissions	32.4	75.5	-57.1%	120.9	189.4	-36.2%
Others(2)	-7.7	4.1	-287.8%	116.6	14.8	685.5%
Total(3)	1,196.6	1,479.5	-19.1%	4,256.0	4,760.6	-10.6%
(1)
Includes Revenues from stands for ARS 293.9 million cumulative as of March 2019
(2)
Does not include Patio Olmos.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

Rent Price as of June 30, 2018

Regarding the information presented in the last Annual Report corresponding to the fiscal year ended June 30, 2018, we have rectified the annual accumulated rental prices per sqm of Alto Rosario and Mendoza Plaza shopping malls, seth forth below, It should be noted that this information has not been adjusted for inflation.

ARS/sqm	2018
Alto Palermo	32,831
Abasto	16,828
Alto Avellaneda	11,083
Alcorta Shopping	18,744
Patio Bullrich	14,831
Buenos Aires Design	4,776
Dot Baires Shopping	8,385
Soleil Premium Outlet	10,141
Distrito Arcos	14,585
Alto Noa	5,822
Alto Rosario	8,835
Mendoza Plaza	4,149
Córdoba Shopping Villa Cabrera	7,098
La Ribera Shopping	3,444
Alto Comahue	11,694
Patio Olmos(1)
(1) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

III. Offices

The A+ office market in the City of Buenos Aires remains robust even after the period of highest exchange volatility in recent years. The price of Premium commercial spaces diminished at USD 4,700 per square meter while rental prices remained at USD 30 when compared with same period of previous fiscal year, per square meter for the A+ segment, and vacancy decreased slightly to 5.25% as of March 2019.
As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Rental prices have remained at USD 28 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

Gross leasable area was 83,205 sqm as of the third three-month period of fiscal year 2019, slightly below to the same period of the previous year due to the sale of a floor of the Intercontinental tower.

Portfolio average occupancy slightly recovers to 91.4% regarding last quarter, mainly due to the occupation of one vacant floor in Dot Building. We expect to increase the average occupancy during next quarter with the incorporation to the portfolio of Zetta Building, fully leased. The average rental price reached USD 26.3 per sqm in line with previous quarters.

(In millions of ARS)	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Revenues from sales, leases and services	428	210	103.8%	1,038	636	63.2%
Net gain from fair value adjustment on investment properties	380	119	219.3%	3,189	98	3,154.1%
Profit from operations	753	245	207.3%	4,013	531	655.7%
Depreciation and amortization	6	4	50.0%	13	12	8.3%
EBITDA (1)	759	249	204.8%	4,026	543	641.4%
Adjusted EBITDA (1)	379	130	191.5%	837	445	88.1%
(1)
See Point XIX: EBITDA Reconciliation

	IIIQ 19	IIQ 19	IQ 19	IVQ 18	IIIQ 18
Gross leasable area	83,205	83,213	83,213	83,213	84,110
Occupancy	91.4%	90.0%	93.4%	92.3%	91.0%
Rent (USD/sqm)	26.3	27.0	25.7	26.1	26.5

In real terms, during the first semester of fiscal year 2019, revenues from the offices segment increased by 67.7% compared to the same period of 2018.

Adjusted EBITDA from this segment grew 88,1% in real terms compared to the same period of the previous year due to the positive impact of the devaluation in our dollar-denominated contracts and the effect of income flattening of the new Zetta building. EBITDA margin was 81.0%.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

Below is information on our Office segment and other rental properties as of March 31, 2019.

	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy (2)	IRSA’s Effective Interest

Offices
Edificio República (3)	04/28/08	19,885	90.3%	100%
Torre Bankboston (3)	08/27/07	14,865	97.1%	100%
Intercontinental Plaza (3)	11/18/97	2,979	100.0%	100%
Bouchard 710 (3)	06/01/05	15,014	100.0%	100%
Suipacha 652/64 (3)	11/22/91	11,465	86.2%	100%
Dot Building (3)	11/28/06	11,242	92.3%	80%
Philips Building (3)	06/05/17	7,755	69.8%	100%
Subtotal Offices		83,205	91.4%	N/A

Other Properties
Santa María del Plata	10/17/97	116,100	91.4%	100%
Nobleza Piccardo (4)	05/31/11	109,610	78.0%	50%
Other Properties (5)	N/A	12,928	N/A	N/A
Subtotal Other Properties		238,638	82.6%	N/A

Total Offices and Others		321,843	84.8%	N/A
(1) Corresponds to the total leasable surface area of each property as of March 31, 2019. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area as of March 31, 2019.
(3) Through IRSA CP.
(4) Through Quality Invest S.A.
(5) Includes the following properties: Dot Adjoining Plot, Intercontinental plot of land, Anchorena 665, Anchorena 545 (Chanta IV), Ferro, Puerto Retiro, Casona Abril, Constitución 1111 and Rivadavia 2774.

IV. CAPEX (through our subsidiary IRSA Propiedades Comerciales S.A.)

	Developments
	Shopping Malls: Expansions			Offices: New
	Alto Palermo	Alto Rosario	Mendoza Plaza(Sodimac & Falabella)	Polo Dot(1st stage)	Catalinas(2)

Start of works	FY2019	FY2018	FY2018	FY2017	FY2017
Estimated opening date	FY2020	FY2019	FY2019/20	FY2019	FY2020
GLA (sqm)	3,900	2,000	12,800	32,000	30,000
% held by IRSA Propiedades Comerciales	100%	100%	100%	80%	87%
Investment amount (in millions)	USD 28	USD 3.0	USD 13.7	~ARS 1,425	~ARS 2,510
Work progress (%)	10.5%	52%	0% - 100%(1)	99.6%	51,6%
Estimated stabilized EBITDA (USD million)	USD 4.5	USD 0.4	USD 1.3	USD 8-10	USD 10-12
(1)
Falabella’s work progress.

Shopping Mall Expansions

During fiscal year 2019, we will add approximately 15,000 sqm from current malls’ expansions. We will soon add an approximately 12,800 sqm Sodimac store in Mendoza Plaza Shopping while expanding its Falabella store and 2,000 sqm of expansion in Alto Rosario, where we have recently opened a big Zara store.
In September 2018, we launched the works of expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 4,000 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

First Stage of Polo Dot – Zetta Building

The project called “Polo Dot”, located in the commercial complex adjacent to our shopping mall Dot Baires, has experienced significant growth since our first investments in the area. The total project will consist in four office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping mall by approximately 15,000 square meters of GLA. At a first stage, we developed an 11-floor office building with an area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for the total surface and whose opening took place on May 6, 2019 as a subsequent event. The total estimated investment amounts to ARS 1,425 million and as of March 31, 2019, work progress was 99.6%.

Catalinas building – 200 Della Paolera

The building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. As of March 31, 2019, the Company owned 35,468 square meters consisting of 26 floors and 273 parking spaces in the building under construction. The total estimated investment under IRSA Propiedades Comerciales as of March 31, 2019 amounts to ARS 2,510 million and, work progress was 51.6%. It should be remembered that IRSA Propiedades Comerciales owns 87% of the building's surface while the remaining 13% is owned by Globant.

V. Sales and Developments

(in millions of ARS)	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Revenues	88	36	144.4%	625	132	373.5%
Net gain from fair value adjustment on investment properties	1,114	261	326.8%	1,257	365	244.4%
Profit from operations	1,089	237	359.5%	1,337	253	428.5%
Depreciation and amortization	3	1	200.0%	6	3	100.0%
EBITDA(1)	1,092	238	358.8%	1,343	256	424.6%
Adjusted EBITDA(1)	-22	15	-246.7%	86	332	-74.1%
(1)
See Point XIX: EBITDA Reconciliation

Revenues from the “Sales and Development” segment decreased 373.5% during the nine-month period of fiscal year 2019 compared to the same period of previous year, due to the sale in ARS 309 million of “Plot 1” that the Company owned in Canelones (Montevideo, Uruguay) and the impact of early revenues recognition in Catalinas Project according to IFRS 15. Adjusted EBITDA of the segment was ARS 86 million, compared to ARS 332 million in the same period of fiscal year 2018, mainly due to the impairment of 100% of the book value of “Puerto Retiro" plot of land originated in the litigation that exists over it and the sale of BAICOM plot in the same period of fiscal year 2018.

VI. Hotels

In the nine-month period of fiscal year 2019, Hotels segment recorded an increase in revenues of 24.2% mainly due to the positive impact of the depreciation of the exchange rate in Argentina in dollarized rates. The segment’s EBITDA reached ARS 483 million during the period under review highlighting the performance in the second quarter because of the impact of the G-20 in Intercontinental as well as the event of the Emir of Qatar in Llao Llao.

(in millions of ARS)	IIIQ 19	IIIQ 18	Var a/a	9M 19	9M 18	YoY Var
Revenues	482	430	12.1%	1,539	1,239	24.2%
Profit / (loss) from operations	114	2	5,600.0%	403	-4	-
Depreciation and amortization	29	15	93.3%	80	73	9.6%
EBITDA	143	17	741.2%	483	69	600.0%

	IIIQ 19	IIQ 19	IQ 19	IVQ 18	IIIQ 18
Average Occupancy	69.3%	68.5%	64.5%	70.1%	71.9%
Average Rate per Room (USD/night)	203	205	189	191	198

7

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

The following is information on our hotels segment as of March 31, 2019:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(1)	Average Price per Room USD. (2)

Intercontinental (3)	11/01/1997	76.34%	313	76.6%	135
Sheraton Libertador (4)	03/01/1998	100.00%	200	71.6%	117
Llao Llao (5)	06/01/1997	50.00%	205	55.9%	314
Total	-	-	718	69.3%	181
(1)
Accumulated average in the three-month period.
(2)
Accumulated average in the three-month period.
(3)
Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4)
Through Hoteles Argentinos S.A.
(5)
Through Llao Llao Resorts S.A.

On February 28, 2019, the company acquired from a non related third party 20% of the shares of Hoteles Argentinos S.A. ("HASA"), owner of the hotel known as "Sheraton Libertador". The amount of the transaction was USD 1,152,415, which have been fully paid. After this acquisition, IRSA stake in HASA increased to 100%.

VII. International

Lipstick Building, New York, United States
The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. Architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) designed it and it is named after its elliptical shape and red façade. Its gross leasable area is approximately 58,000 sqm and consists of 34 floors.

As of March 31, 2019, the building’s occupancy rate was 95.9%, thus generating an average rent of USD 76.9 per sqm.

Lipstick	Mar-19	Mar-18	YoY Var
Gross Leasable Area (sqm)	58,092	58,092	-
Occupancy	95.9%	96.9%	-1.0 p,p
Rental price (USD/sqm)	76.9	77.5	-0.8%

As a subsequent event, the company informed that its associate Metropolitan 885 Third Avenue Leasehold LLC decided to not exercise the option to purchase a part of the parcel of land where the Lipstick Building was built in New York City. The period available for IRSA to exercise such purchase option expired on April 30, 2019. Metropolitan's decision to not exercise this option does not constitute an event of default under any agreement or other undertaking to which Metropolitan or any of its affiliates is a party.

Investment in Condor Hospitality Inc.

We maintain our investment in the Condor Hospitality Trust Hotel REIT (NYSE: CDOR) mainly through our subsidiary Real Estate Investment Group VII L.P. (“REIG VII”), in which we hold a 100% interest. Condor is a REIT listed in NYSE focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises.

Condor's investment strategy is to build a branded premium, select service hotels portfolio within the top 100 Metropolitan Statistical Areas ("MSA") with a particular focus on the range of MSA 20 to 60. Since the beginning of the reconversion of the hotel portfolio in 2015, Condor has acquired 14 high quality select service hotels in its target markets for a total purchase price of approximately USD 277 million. In addition, during this time, he has sold 53 legacy assets for a total value of approximately USD 161 million.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

As of March 31, 2019, the Group held 2,245,100 common shares of Condor’s capital stock, accounting for approximately 18.9% of that company’s capital stock. The Group also held 325,752 Series E preferred shares, and a promissory note convertible into 64,964 common shares (at a price of USD 10.4 each).

VIII. Corporate

(in millions of ARS)	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Revenues	-	-	-	-	-	-
Loss from operations	-28	-70	-60.0%	-265	-189	40.2%
Depreciation and amortization	1	-	-	2	-	-
EBITDA	-27	-70	-61.4%	-263	-189	39.2%

IX. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”) through IRSA

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of March 31, 2019. During the nine-month period of 2019, the investment in Banco Hipotecario generated a loss of ARS 533 million compared to a ARS 348 million gain on the same period of 2018. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

On April 10, 2019, the shareholders approved a cash dividend of up to ARS 250 million. The cash dividend will be available as of April 22, 2019.

Israel Business Center

X. Investment in IDB Development Corporation and Discount Investment Corporation (“DIC”)

As of March 31, 2019, IRSA’s indirect equity interest in IDB Development Corp. was 100% of its stock capital and in Discount Corporation Ltd. (“DIC”) was 82.31% of its stock capital.

Within this operations center, the Group operates the following segments:

●
The “Real Estate” segment mainly includes the assets and profit from operations derived from the business related to the DIC subsidiary, Property & Building (“PBC”). Through PBC, the Group operates rental and residential properties in Israel, United States and other locations in the world, and executes commercial projects in Las Vegas, United States of America.
●
The “Telecommunications” segment includes the assets and profit from operations derived from the business related to the subsidiary Cellcom. Cellcom is supplier of telecommunication services and its main businesses include the provision of cellular and fixed telephone, data and Internet services, among others.
●
The “Insurance” segment includes the investment in Clal. This company is one of the largest insurance groups in Israel, whose businesses mainly comprise pension and social security insurance and other insurance lines. As stated in Note 12, the Group does not hold a controlling interest in Clal; therefore, it is not consolidated on a line-by-line basis, but presented under a single line as a financial instrument at fair value, as required under IFRS for the current circumstances in which no control is exercised.
●
The “Others” segment includes the assets and profit from other miscellaneous businesses, such as technological developments, tourism, oil and gas assets, electronics, and other sundry activities.

9

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

Segment Results

Following is the comparative information by segments of our Israel Business Center for the period between July 1, 2018 and March 31, 2019.

Real Estate (Property & Building - PBC) - ARS MM	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Revenues	3,901	1,955	99.5%	10,621	6,111	73.8%
Net gain from fair value adjustment of investment properties	377	168	124.4%	1,248	2,118	-41.1%
Profit from operations	2,171	1,394	55.7%	6,357	5,935	7.1%
Depreciation and amortization	11	1	1,000.0%	29	24	20.8%
EBITDA	2,182	1,395	56.4%	6,386	5,959	7.2%
Adjusted EBITDA	1,962	1,266	55.0%	5,659	3,979	42.2%

Revenues and operating income of the Real Estate segment through the subsidiary PBC reached in the nine-month period ended March 31, 2019 an amount of ARS 10,621 million and ARS 6,357 million, respectively, and for the same period ended on March 31, 2018, reached ARS 6,111 million and ARS 5,935 million respectively. This is mainly due to an average real depreciation of 22% of the Argentine peso against the Israeli shekel, an increase of approximately 25,000 sqm compared to March 2018 and an increase in the value of the rent.

Additionally, as explained in note 2.2. to the financial statements, the group adopted IFRS 15 in the current fiscal year, which allows it to recognize the sales of properties under development according to the degree of progress of the work. Said standard was not in effect for the comparative period and it has not been restated. With respect to the variation in operating income, in the nine-month period ended March 31, 2019, the impact of the result from fair value adjustment of investment properties was a gain of ARS 1,248 million, while for the same period of the previous year was a gain of ARS 2,118 million, corresponding to higher revaluations in the same period of previous fiscal year. The result of this period corresponds only to properties that went from being in development to rental properties and some sales.

Telecommunications (Cellcom) ARS MM	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Revenues	9,673	7,868	22.9%	27,134	23,595	15.0%
(Loss) / Profit from operations	-367	-264	39.0%	-469	87	-639.1%
Depreciation and amortization	1,862	1,535	21.3%	5,078	4,548	11.7%
EBITDA	1,495	1,271	17.6%	4,609	4,635	-0.6%

The Telecommunications segment carried out by "Cellcom" reached ARS 27,134 million of revenue and an operating loss of ARS 469 million in the nine-month period of fiscal year 2019. For the same period of fiscal year 2019, revenues were ARS 23,595 million and operating loss was ARS 87 million. This is mainly due to the constant erosion in revenues from mobile services, which was partially offset by an increase in revenues related to landlines, television and the internet. In addition, content costs for television and internet increased more than the revenues generated, as well as an increase in marketing expenses, in order to attract more customers. During the period under review, Cellcom sold its interest in the subsidiary Rimon, for which it recorded a gain in "other operating results, net" of approximately ARS 242 million.

Others (other subsidiaries) ARS MM	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Revenues	585	190	207.9%	1,130	749	50.9%
Loss from operations	-157	-283	-44.5%	-178	-192	-7.3%
Depreciation and amortization	10	41	-75.6%	38	81	-53.1%
EBITDA	-147	-242	-39.3%	-140	-111	26.1%

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

The "Others" segment reached revenues of ARS 1,130 million and an operating loss of ARS 178 million in the nine-month period of fiscal year 2019. During the same period of fiscal year 2018, it reached revenues of ARS 749 million and an operating loss of ARS 192 million. This is mainly due to a decrease in Epsilon's revenues and the result of the sale of Cyber Secdo by Elron as of March 31, 2019, which generated an approximate gain of ARS 281 million, while as of March 31, 2018 it has sold Cloudyn for an amount of ARS 435 million, compensated by an increase in research and development costs and expenses

Corporate (DIC, IDBD and Dolphin) ARS MM	IIIQ 19	IIIQ 18	YoY Var	9M 19	9M 18	YoY Var
Revenues	-	-	-	-	-	-
(Loss) / Profit from operations	-286	-154	85.7%	-293	259	-213.1%
Depreciation and amortization	-	-	-	-	-	-
EBITDA	-286	-154	85.7%	-293	259	-213.1%

The "Corporate" segment reached in the nine-month period of fiscal year 2019 an operating loss of ARS 293 million and for the same period of fiscal year 2018, an operating gain of ARS 259 million mainly originated in the gain for Ma’ariv trial on December 2017.

In relation to "Clal", the Group values its holding in said insurance company as a financial asset at market value. The valuation of Clal's shares as of March 31, 2019 raised to ARS 16,209 million.

On January 2, 2019, following instructions imparted by Israel’s Capital Market, Insurance and Savings Commission to the Trustee, IDBD sold 4.5% of its equity interest in Clal through a swap transaction, in accordance with the same principles as applied to swap transactions that were made and reported to the market in the preceding months of May and August of 2017; and January, May and August 2018. The consideration for the transaction was of an approximate amount of NIS 127 million (equivalent to approximately ARS 1,270 million). After the aforementioned transaction was completed, the holding of IDBD in Clal was reduced to 25.3% of its share capital.

XI. EBITDA by Operations Center (ARS million)

Operations Center in Argentina

IIIQ FY 19	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Loss from operations	-7,112	4,013	1,337	403	-55	-265	-403	-2,082
Depreciation and amortization	63	13	6	80	2	2	5	171
EBITDA	-7,049	4,026	1,343	483	-53	-263	-398	-1,911

IIIQ FY 18	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Profit from operations	9,066	531	253	-4	-95	-189	-59	9,503
Depreciation and amortization	62	12	3	73	2	0	0	152
EBITDA	9,128	543	256	69	-93	-189	-59	9,655
EBITDA Var	-229.49%	-86.51%	-80.94%	-85.71%	75.47%	-28.14%	-85.18%	-605.23%

Israel Business Center

IIIQ FY 19	Real Estate	Tele-communications	Others	Corporate	Total
Profit from operations	6,357	-469	-178	-293	5,417
Depreciations and amortizations	29	5,078	38	0	5,145
EBITDA	6,386	4,609	-140	-293	10,562
Net unrealized gain from fair value adjustment of investment properties	-727	-	-	-	-727
Adjusted EBITDA	5,659	4,609	-140	-293	9,835

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

IIIQ FY 18	Real Estate	Tele-communications	Other	Corporate	Total
Profit from operations	5,935	87	-192	259	6,089
Depreciations and amortizations	23	4,548	81	0	4,652
EBITDA	5,958	4,635	-111	259	10,741
Net unrealized gain from fair value adjustment of investment properties	-1,980	-	-	-	-1,980
Adjusted EBITDA	3,978	4,635	-111	259	8,761
EBITDA Var	-6.70%	0.56%	-20.71%	-188.40%	1.69%
Adjusted EBITDA Var	-29.70%	0.56%	-20.71%	-188.40%	-10.92%

XII. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	46,421	-45	1,803	-11	48,168
Costs	-26,895	31	-1,882	-	-28,746
Gross profit	19,526	-14	-79	-11	19,422
Net loss from fair value adjustment of investment properties	-4,612	-62	-	-	-4,674
General and administrative expenses	-5,458	9	-	16	-5,433
Selling expenses	-6,034	3	-	-	-6,031
Other operating results, net	-87	122	-	-5	30
Profit from operations	3,335	58	-79	-	3,314
Share of loss of associates and joint ventures	-1,135	-78	-	-	-1,213
Profit before financial results and income tax	2,200	-20	-79	-	2,101
*Includes Puerto Retiro, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

XIII. Financial Debt and Other Indebtedness

Operations Center in Argentina

The following table contains a breakdown of our indebtedness as of March 31, 2019:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	14.1	Floating	< 360 days
IRSA 2020 Series II Non-Convertible Notes.	USD	71.4	11.50%	Jul-20
Series VII Non-Convertible Notes	ARS	8.9	Badlar + 299	Sep-19
Series VIII Non-Convertible Notes (2)	USD	183.5	7.00%	Sep-19
Other debt	USD	35.3	-	Feb-22
IRSA’s Total Debt		313.2
Cash & Cash Equivalents + Investments (3)	USD	0.2
IRSA’s Net Debt	USD	313.0
Bank overdrafts	ARS	4.2	-	< 360 d
PAMSA loan	USD	35.0	Fixed	Feb-23
IRCP NCN Class IV	USD	139.0	5.0%	Sep-20
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		538.2
Cash & Cash Equivalents + Investments (3)		205.3
Consolidated Net Debt		332.9
(1) Principal amount in USD (million) at an exchange rate of Ps. 43.35 Ps. /USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Net of repurchase.
(3) “Cash & Cash Equivalents plus Investments” includes Cash & Cash Equivalents and Investments in Current Financial Assets.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

Israel Business Center

Financial debt as of December 31, 2018:

Indebtedness(1)	Total	Net
IDBD’s Total Debt	885	871
DIC’s Total Debt	1,151	804
(1) Principal amount in USD (million) at an exchange rate of 3.6319 NIS/USD, without considering accrued interest or elimination of balances with subsidiaries. Includes bonds and loans.

XIV. Subsequent Material Events

Operations Center in Argentina

April 2019: Credit line with IRSA Commercial Properties
On April 1, 2019, the Company’s Board of Directors has approved a credit line for the Company and / or its subsidiaries to be granted to be granted by IRSA Commercial Properties, and / or its subsidiaries, for up to USD 180 million up to a three years term. The rate to be applied will be the yield on IRSA bonds with maturity date in 2020, or those issued in the future. In case of absence of notes issued by IRSA, the bonds issued by IRSA CP plus a 50 basis points margin will be considered. The Audit Committee has issued a favourable opinion regarding the market conditions of this line of credit.

May 2019: Bonds issuance

On May 8, 2019 the company issued Bonds in the local market for USD 96.3 million for a 18 months term at an annual dollar interest rate of 10% with quarterly payments. The funds will be used to refinance short-term liabilities.

Israel Business Center

Mar 2019: Control permit request of Clal

On March 28, 2019 IDB Development Corp. has submitted to the Head of Capital Market, Insurance and Savings Authority a request for a control permit in Clal and Clal Insurance Company Ltd., a private company, approximately 99.8% of whose shares are held by Clal.

Three alternatives were submitted, the first one focused on receipt of a control permit in Clal through a special purpose vehicle to be formed by corporations controlled by the Company which would acquire the participation of IDBD in Clal. In addition, the two remaining alternatives, focuses on the method for holding Clal - holding through IDBD or through Discount Investment Corporation Ltd. There is no certainty that the request for the control permit will be approved by the Commission of Capital Market, Insurance and Savings.

May 2019: Clal shares sale

Agreements for the sale of Clal shares

On May 2, 2019, IDBD, continuing with the instructions given by the Capital Markets, Insurance and Savings Commission of Israel, has entered into sale agreements with two unrelated third parties (the “Buyers”), according to which each of the Buyers will acquire shares of Clal which constitute approximately 4.99% of its issued capital, in consideration of a cash payment of NIS 47.7 per share (approximately ARS 587 per share on the day of the transaction). Additionally, each of the Buyers was given an option to acquire additional shares of Clal for approximately 3% of its issued capital, for a period of 120 days, subject to the receipt of a holding permit, at a price of NIS 50 per share.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

IDBD also engaged, on May 2, 2019, in an agreement with a third unrelated buyer (the “Additional Buyer”), according to which the Additional Buyer will receive an option, valid for a period of 50 days, to acquire shares of Clal representative of approximately 4.99% of its issued capital (and no less than 3% of its issued capital), in consideration of NIS 47.7 per share (approximately ARS 587 per share on the day of the transaction). Subject to the exercise of the option by the Additional Buyer, the price will be paid by the Additional Buyer 10% in cash and the remainder will be paid through a loan which will be provided to the Additional Buyer by IDBD and/or by a related entity thereof and/or by a banking corporation and/or financial institution, under conditions which were agreed upon.

The Agreements include, inter alia, an undertaking by the Buyers and the Additional Buyer not to sell the acquired shares during agreed-upon periods. It is hereby clarified that each of the Buyers, and the Additional Buyer, have declared and undertaken towards IDBD that no arrangements or understandings exist between them and the other buyers and/or the Additional Buyer (as applicable) regarding the joint holding of the shares of Clal which form the subject of the Agreements.

The total scope of the shares of Clal which may be acquired by the aforementioned three buyers, insofar as the three agreements will be completed, and the options thereunder exercised, amounts to approximately 18% of the issued capital of Clal Insurance Enterprises.

The Company’s engagement in the aforementioned agreements has been approved by IDBD's Board of Directors.

Regarding swap transactions which were executed by IDBD with respect to shares of Clal, IDBD has requested the Commissioner to provide his consent for the update of the terms, in a manner which will allow the execution of the sale of shares of Clal which forms the subject of the swap transactions through over the counter transactions, to a particular buyer (instead of sale through distribution of the shares), and which will also allow IDBD to instruct the financial entities through which the swap transactions were executed to execute the sales to the Buyers and to the Additional Buyer.

Sale of Clal shares

On May 3, 2019, IDBD completed the sale of Clal shares representative of 4.99% of its share capital to one of the unrelated parties, for an approximate amount of NIS 132 million, NIS 47.7 per share (approximately ARS 1,623 per share on the day of the transaction). The consideration with respect to the Sold Shares will remain in the trust account which is pledged in favor of the Company’s bond holders (Series M), and will serve, in the Company’s discretion, to make a prepayment, or to make payments in accordance with the amortization schedule of the Company’s bonds.

In addition, on May 2, 2019, the Swap Transaction with respect to 2,215,521 Clal shares, representative of approximately 4% of its share capital was concluded, through the sale to the other unrelated party (the "Second Purchaser"), according to a price per share. In accordance with the agreement with the second Purchaser, the early termination of the Swap Transaction will be implemented as soon as possible with respect to the shares representing 1% of Clal's capital stock, in order to complete the sale to this Purchaser.

As a consequence of the above mentioned sales, IDBD's holding in Clal Insurance Enterprises was reduced to 20.3% of its share capital (approximately 15.4% through a trustee) and the company owns approximately an additional 25% through swaps transactions, which will be reduced to 24% when the additional 1% sale to the Second Buyer.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

XV. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	03.31.2019	06.30.2018
Non-current assets	347,446	345,250
Current assets	144,374	136,691
Total assets	491,820	481,941
Capital and reserves attributable to the equity holders of the parent	45,303	56,107
Non-controlling interest	54,179	53,218
Total shareholders’ equity	99,482	109,325
Non-current liabilities	315,283	305,904
Current liabilities	77,055	66,712
Total liabilities	392,338	372,616
Total liabilities and shareholders’ equity	491,820	481,941

XVI. Summarized Comparative Consolidated Income Statement

(in ARS million)	03.31.2019	03.31.2018
Profit from operations	3,314	15,522
Share of profit of associates and joint ventures	-1,213	107
Profit from operations before financing and taxation	2,101	15,629
Financial income	2,055	803
Financial cost	-14,766	-13,801
Other financial results	81	1,618
Inflation adjustment	-560	-391
Financial results, net	-13,090	-11,771
(Loss) / Profit before income tax	-10,989	3,858
Income tax	1,615	4,681
(Loss) / Profit for the period from continued operations	-9,374	8,539
Profit from discontinued operations after taxes	309	1,924
(Loss) / Profit for the period	-9,065	10,463
Other comprehensive income / (loss) for the period	3,916	-5,663
Total comprehensive (loss) / income for the period	-5,149	4,800

Attributable to:
Equity holders of the parent	-8,321	5,011
Non-controlling interest	3,172	-211

XVII. Summary Comparative Consolidated Cash Flow

(in ARS million)	03.31.2019	03.31.2018
Net cash generated from operating activities	11,732	8,437
Net cash generated from / (used in) investing activities	7,119	-14,998
Net cash (used in) / generated from financing activities	-12,231	9,179
Net increase in cash and cash equivalents	6,620	2,620
Cash and cash equivalents at beginning of year	53,106	45,792
Cash and cash equivalents reclassified to held for sale	-426	-302
Foreign exchange gain on cash and changes in fair value of cash equivalents	2,166	2,971
Inflation adjustment	-109	-53
Cash and cash equivalents at period-end	61,357	51,028

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

XVIII. Comparative Ratios

(in ARS million)	03.31.2019		03.31.2018
Liquidity
CURRENT ASSETS	144,374	1.87	107,465	1.63
CURRENT LIABILITIES	77,055		65,899
Indebtedness
TOTAL LIABILITIES	392,338	8.66	282,389	6.82
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	45,303		41,379
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	45,303	0.12	41,379	0.15
TOTAL LIABILITIES	392,338		282,389
Capital Assets
NON-CURRENT ASSETS	347,446	0.71	252,818	0.70
TOTAL ASSETS	491,820		360,283

XIX. EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net unrealized gains from fair value adjustment of investment properties.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2019	2018
Profit for the period	-9,065	10,463
Loss from discontinued operations	-309	-1,924
Interest income	-949	-920
Interest expense	11,578	9,118
Income tax	-1,615	-4,681
Depreciation and amortization	5,321	4,807
EBITDA (unaudited)	4,961	16,863
Unrealized net gain from fair value adjustment of investment properties	5,195	-7,126
Share of profit of associates and joint ventures	1,213	-107
Dividends earned	-50	-99
Foreign exchange differences net	2,090	569
Gain from derivative financial instruments	-409	-12
Fair value gains of financial assets and liabilities at fair value through profit or loss	328	-1,606
Inflation adjustment	560	391
Other financial costs/income	-58	4,330
Adjusted EBITDA (unaudited)	13,830	13,203
Adjusted EBITDA Margin (unaudited)(1)	28.71%	33.58%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services.

16

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2019

XX. Brief comment on future prospects for the Fiscal Year

Our businesses in Argentina and Israel have posted sound operating results for the nine-month period of fiscal year 2019. We believe that the diversification of our business, with real estate assets in Argentina and abroad, favourably positions us to face all the challenges and opportunities that may arise in the coming years.

As concerns our Argentina Business Center, our subsidiary IRSA Propiedades Comerciales S.A. has shown a deceleration in consumption in its shopping malls, whose sales dropped in real terms by 13.6% during the nine-month period of fiscal year 2019. The rest of fiscal year 2019 will be a challenge for the consumption in shopping malls given the context of economic recession and high inflation. The office business continues solid with dollar tied revenues that allows IRCP to partially offset the effect of the recession.

Regarding investments, during the current fiscal year, IRSA CP plan to incorporate approximately 15.000 sqm of the expansion works in progress of some of its shopping malls highlighting the work of Alto Palermo’s third level, which foresees to add 4,000 sqm of GLA in fiscal year 2020 to the most profitable shopping mall in the portfolio. Also, IRSA CP will add to its portfolio the "Zetta Building", of 32,000 sqm of GLA, located in the commercial complex adjacent to our shopping Dot Baires, whose opening took place on May 6, 2019. Additionally, IRSA CP will advance in the development of 35,468 sqm of GLA of the "Catalinas" building located in one of the most premium areas for the development of offices in Argentina.

In addition to the projects in progress, the company has a large reserve of land for future developments of shopping malls and offices in Argentina in a context of a high potential industry. We hope to have the economic, financial and governmental conditions to be able to execute the growth plan of our subsidiary IRSA Propiedades Comerciales.

In relation to the investment in the Israeli IDBD and DIC companies, we will keep working in 2019 to continue reducing the company's debt levels, sell the non-strategic assets of the portfolio and improve the operating margins of each of the operating subsidiaries. Likewise, we will work on the fulfilment of the second stage of requirement of the Concentration Law, which requires eliminating one more of public company level before December 2019 and on the sale or control permits, requested after the end of the period, of the insurance company Clal.

Taking into account the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level and its franchise for accessing the capital markets, we remain confident that we will continue consolidating the best real estate portfolio in Argentina and Israel. Moreover, in line with our continuous pursuit of business opportunities and having in mind the general and specific conditions of the national and international markets, we keep evaluating different actions to optimize our capital structure.

Saúl Zang
First Vice-Chairman in exercise of
the presidency

17